BMO Financial Group Reports Second Quarter 2020 Results

REPORT TO SHAREHOLDERS

Financial Results Highlights

Second Quarter 2020 Compared With Second Quarter 2019:

•	Net income of $689 million, compared with $1,497 million; adjusted net income[1] of $715 million, compared with $1,522 million

•	Reported EPS[2] of $1.00, compared with $2.26; adjusted EPS[1,2] of $1.04, compared with $2.30

•	Revenue, net of CCPB[3], of $5,461 million, compared with $5,652 million

•	Provision for credit losses (PCL) of $1,118 million, compared with $176 million; current quarter includes PCL on performing loans of $705 million

•	ROE of 5.3%, compared with 13.6%; adjusted ROE[1] of 5.5%, compared with 13.9%

•	Common Equity Tier 1 Ratio of 11.0%

•	Dividend of $1.06, unchanged from the prior quarter

Year-to-Date 2020 Compared With Year-to-Date 2019:

•	Net income of $2,281 million, compared with $3,007 million; adjusted net income[1] of $2,332 million, compared with $3,060 million

•	Reported EPS[2] of $3.37, compared with $4.54; adjusted EPS[1,2] of $3.45, compared with $4.62

•	Revenue, net of CCPB[3], of $11,492 million, compared with $11,243 million

•	Provision for credit losses of $1,467 million, compared with $313 million

•	ROE of 9.2%, compared with 13.6%; adjusted ROE[1] of 9.4%, compared with 13.9%

Toronto, May 27, 2020 – For the second quarter ended April 30, 2020, BMO Financial Group recorded net income of $689 million or $1.00 per share on a reported basis, and net income of $715 million or $1.04 per share on an adjusted basis.

“The economic and social consequences of the COVID-19 pandemic have been immediate and disruptive and at the same time, the response by policy makers has been swift and unprecedented in scale. At BMO, our top priority has been, and continues to be, the health and safety of all our employees and customers and the delivery of critical banking services”, said Darryl White, CEO BMO Financial Group.

“We acted quickly to mobilize our workforce and adapt the ways we serve our customers while maintaining operational stability in every business. We have helped customers experiencing financial stress by providing relief options, personalized advice and access to experts. We’ve announced community support initiatives focused on helping those with the greatest need.

“While the full scope and scale of the economic and social impact of the pandemic remains uncertain, we have never been better positioned to face these challenges. We entered this crisis from a position of strength, with good operating momentum across our diverse businesses, strong capital and liquidity, a strong record of performance in risk management, disciplined expense management and long history of overcoming challenges together with our customers.

“For the second quarter, we demonstrated the resilience of our earnings power as we earned through the impact of market volatility and prudent loan loss provisioning. As we transition to the re-opening of our economies, we will sustain and adapt operations to support our customers, employees, communities and the broader economic recovery, and together emerge from this crisis even stronger,” concluded Mr. White.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
Note:	All ratios and percentage changes in this document are based on unrounded numbers.

While COVID-19 had a meaningful impact on the bank’s earnings in the current quarter, the bank’s operational performance remains solid. Reported net income of $689 million and adjusted net income of $715 million were largely impacted by higher provisions for credit losses, which increased $942 million pre-tax or $693 million after tax. Revenue decreased, with growth in our P&C businesses more than offset by lower revenue in our market sensitive businesses. We maintained a disciplined approach to expense management, with expenses decreasing 2% year-over-year. Overall results demonstrated the resiliency of our diversified earnings platform in a challenging economic and market environment.

Return on equity (ROE) was 5.3%, compared with 13.6% in the prior year, and adjusted ROE was 5.5%, compared with 13.9% in the prior year. Return on tangible common equity (ROTCE) and adjusted ROTCE were both 6.4% in the current quarter, compared with 16.4% on both a reported and an adjusted basis in the prior year.

Concurrent with the release of results, BMO announced a third quarter 2020 dividend of $1.06 per common share, unchanged from the prior quarter and up $0.03 per share or 3% from the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

The extent to which the COVID-19 pandemic impacts our business, results of operations, reputation and financial condition, including our regulatory capital and liquidity ratios, and credit ratings, as well as its impact on our customers, competitors and trading exposure, including the potential from loss from higher credit, counterparty or mark-to-market losses, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities, which could vary by country, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact our ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. Please refer to the Impact of COVID-19 and Risk Management sections.

Our complete Second Quarter 2020 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2020, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Second Quarter Operating Segment Overview

Canadian P&C

Reported net income was $361 million, compared with $616 million in the prior year, and adjusted net income was $362 million, compared with $616 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. Net income was lower due to higher provisions for credit losses, with higher revenue partially offset by higher expenses.

During the quarter, we introduced measures to help Canadian consumers and businesses affected by COVID-19. These measures included deferring up to six months of payments for our personal and business clients and reducing interest rates on consumer and small business credit cards for those customers needing extra help. We also increased working capital loans to businesses and assisted clients with tapping into relief funds, as quickly as possible. In the quarter, we helped over 200,000 personal and commercial banking customers access these programs and we continued to offer banking services to all clients through our branches, digital and call centre channels.

U.S. P&C

Reported net income was $339 million, compared with $406 million in the prior year, and adjusted net income was $349 million, compared with $417 million. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income was US$246 million, compared with US$305 million, and adjusted net income was US$253 million, compared with US$313 million in the prior year, primarily due to higher provisions for credit losses, partially offset by higher revenue.

During the quarter, BMO Harris Bank announced relief measures and hardship assistance to help U.S. consumers, small businesses, commercial clients, communities and team members experiencing financial pressures, as a result of COVID-19. As of April 30, 2020, we have originated US$4.2 billion in small business relief loans through the Small Business Administration’s Paycheck Protection Program.

BMO Wealth Management

Reported net income was $144 million, compared with $305 million in the prior year, and adjusted net income was $153 million, compared with $315 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional Wealth reported net income was $160 million, compared with $226 million, and adjusted net income was $169 million, compared with $236 million, with the majority of the decrease driven by a legal provision. Insurance net loss was $16 million, compared with net income of $79 million in the prior year, primarily due to the impact of unfavourable market movements, compared with the prior year.

We continue to support our clients’ evolving needs during this challenging time, including providing expert advice and help to access financial relief measures, extending the grace period for most insurance premiums, digitizing processes and enabling our call centres to support a significant increase in online brokerage transaction volumes and new accounts. We were proud to be selected as the asset manager for the Bank of Canada’s Provincial Bond Purchase Program, which aims to support the liquidity and efficiency of provincial government funding markets and will hold up to a total of $50 billion of assets.

1 BMO Financial Group Second Quarter Report 2020

BMO Capital Markets

Reported net loss was $74 million, compared with reported net income of $250 million in the prior year, and adjusted net loss was $68 million, compared with adjusted net income of $254 million. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Higher provisions for credit losses and lower revenue in both Global Markets and Investment and Corporate Banking were partially offset by lower expenses. The higher provisions for credit losses accounted for approximately 90% of the decrease in net income.

On April 6, 2020, we completed the acquisition of Clearpool Group, Inc. (Clearpool), a New York-based provider of electronic trading solutions, operating in the United States and Canada. In addition, BMO Capital Markets was a joint lead manager in the largest-ever U.S. Dollar Supranational issuance in history, a 5-year US$8 billion global benchmark sustainable development bond with the World Bank. The bond helped raise awareness for the World Bank’s global health program to staff, train, purchase equipment and support local communication campaigns associated with COVID-19, and strengthen healthcare systems of developing countries.

Corporate Services

Reported and adjusted net loss for the quarter was $81 million, compared with a reported and adjusted net loss of $80 million in the prior year, relatively unchanged, with lower expenses and higher revenue largely offset by the impact of a less favourable tax rate in the current quarter.

Adjusted results in this Second Quarter Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.0% as at April 30, 2020. The ratio, which remains comfortably above the minimum regulatory expectation, is down from 11.4% at the end of the first quarter. The change in our ratio largely reflects loan growth in support of our customers through this challenging time.

Provision for Credit Losses

Total provision for credit losses was $1,118 million, an increase of $942 million pre-tax or $693 million after tax from the prior year. The total provision for credit losses ratio was 94 basis points, compared with a low level of 16 basis points in the prior year that included the benefit of a large recovery on a U.S. commercial loan. The provision for credit losses on impaired loans was $413 million, an increase of $263 million from $150 million in the prior year, primarily due to higher provisions in our P&C businesses and BMO Capital Markets. The provision for credit losses on impaired loans ratio was 35 basis points, compared with a low level of 14 basis points in the prior year. There was a $705 million provision for credit losses on performing loans in the current quarter, compared with a $26 million provision for credit losses on performing loans in the prior year. The $705 million provision for credit losses on performing loans in the current quarter was primarily based on a weaker economic outlook.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Second Quarter Report 2020 2

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at May 27, 2020. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2020, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2019, and the MD&A for fiscal 2019, contained in our 2019 Annual Report.

BMO’s 2019 Annual Report includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Caution Regarding Forward-Looking Statements			30	Balance Sheet
5	Economic Review and Outlook			31	Transactions with Related Parties
6	Financial Highlights			31	Select Financial Instruments and Off-Balance Sheet Arrangements
7	Non-GAAP Measures			31	Accounting Policies and Critical Accounting Estimates
8	Foreign Exchange				31	Allowance for Credit Losses
8	Impact of COVID-19			34	Changes in Accounting Policies
10	Net Income			34	Future Changes in Accounting Policies
10	Revenue			34	Other Regulatory Developments
12	Provision for Credit Losses			35	Risk Management
13	Impaired Loans				35	Top and Emerging Risks that May Affect Future Results
13	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				36	Market Risk
13	Non-Interest Expense				38	Liquidity and Funding Risk
14	Income Taxes				42	Credit Rating
15	Capital Management				45	European Exposures
19	Review of Operating Groups’ Performance			46	Interim Consolidated Financial Statements
	19	Personal and Commercial Banking (P&C)			46	Consolidated Statement of Income
		20	Canadian Personal and Commercial Banking (Canadian P&C)		47	Consolidated Statement of Comprehensive Income
		22	U.S. Personal and Commercial Banking (U.S. P&C)		48	Consolidated Balance Sheet
	24	BMO Wealth Management			49	Consolidated Statement of Changes in Equity
	26	BMO Capital Markets			50	Consolidated Statement of Cash Flows
	28	Corporate Services			51	Notes to Consolidated Financial Statements
29	Summary Quarterly Earnings Trends			71	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2020, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2020, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

3 BMO Financial Group Second Quarter Report 2020

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2020 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, our response to the COVID-19 pandemic and its expected impact on our business, operations, earnings, results and financial condition, including our capital and liquidity ratios and credit ratings, as well as its impact on our customers, competitors and trading exposure, including the potential from loss from higher credit, counterparty or mark-to-market losses, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; the severity, duration and spread of the COVID-19 pandemic, its impact on local, national or international economies and its heightening of certain risks that may affect our future results the possible impact on our business and operations of outbreaks of disease or illness that affect local, national or international economies; the Canadian housing market and consumer leverage; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, business, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that begins on page 68 of BMO’s 2019 Annual Report, and the Risk Management section on page 35 in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law.

The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2019 Annual Report and updated in the Economic Review and Outlook section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Review and Outlook section.

BMO Financial Group Second Quarter Report 2020 4

Economic Review and Outlook

Canada faces an unprecedented contraction in the first half of the year, like most economies, due to business closures and containment measures required to suppress the outbreak of COVID-19. Low energy prices will deepen the downturn in the oil-producing regions. Activity is expected to partially recover in the second half of the year as businesses gradually re-open, supported by substantial fiscal policy stimulus amounting to over 8% of GDP and an expected improvement in oil prices arising from crude output reductions in major producing nations. The economic outlook depends critically on the assumption that the number of new coronavirus cases subsides to manageable levels by late spring, allowing social distancing measures to relax and business activity to gradually resume. After slowing to a 1.6% rate in 2019, real GDP is expected to contract 6.0% in 2020, before rebounding 6.0% in 2021. The unemployment rate, which had fallen to a near half-century low of 5.5% prior to the outbreak, could stay in the mid-teens or higher for a few months, before declining to an average of 7.5% in 2021. Government income-support measures should offset most of the lost wages in the second quarter. Due to high unemployment and low inflation, the overnight policy rate is expected to stay near zero until at least 2022. The Canadian dollar is projected to remain weak until the pandemic subsides, before rising moderately in response to firmer resource prices and less safe-haven demand for U.S. dollars. Although consumer spending will contract sharply this year, the impact on industry-wide consumer credit balances will be at least partly offset by government relief programs, payment deferrals and higher utilization rates on revolving products. Mortgage balances will also come under pressure amid declining home sales in the first half of the year, though the impact is expected to be tempered by payment deferrals. Mortgage demand should improve in the second half of the year with support from low interest rates. Weaker business investment will depress industry-wide business loan demand in 2020, with some offset from the increased need to cover expenses during the shutdowns.

After growing 2.3% in 2019, the U.S. economy is expected to contract 5.0% in 2020, the most in the post-war era, before rebounding 5.0% in 2021. The recovery will be supported by unprecedented fiscal policy support amounting to over 10% of GDP. After reaching a 50-year low of 3.5% prior to the outbreak, the unemployment rate is expected to remain near the mid-teens or higher in the near term, before declining to an average of approximately 6% in 2021. The Federal Reserve reduced policy rates by 150 basis points in March 2020, and it is expected to keep rates close to zero until at least 2022 to sustain the recovery and return inflation to the 2% target. A sharp decline in consumer spending is expected to slow industry-wide consumer credit growth this year, while demand for residential mortgages will likely moderate alongside home sales. Declining business investment will reduce industry-wide commercial loan growth, but business credit should improve alongside the broader economy. The coronavirus pandemic subjects the economic outlook to a high degree of uncertainty and risks.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

5 BMO Financial Group Second Quarter Report 2020

Financial Highlights

(Canadian $ in millions, except as noted)	Q2-2020	Q1-2020	Q2-2019	YTD-2020	YTD-2019

Summary Income Statement
Net interest income (1)	3,518	3,388	3,135	6,906	6,307
Non-interest revenue	1,746	3,359	3,078	5,105	6,423
Revenue	5,264	6,747	6,213	12,011	12,730
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(197)	716	561	519	1,487
Revenue, net of CCPB	5,461	6,031	5,652	11,492	11,243
Provision for credit losses on impaired loans	413	324	150	737	277
Provision for credit losses on performing loans	705	25	26	730	36
Total provision for credit losses	1,118	349	176	1,467	313
Non-interest expense (1)	3,516	3,669	3,595	7,185	7,152
Provision for income taxes	138	421	384	559	771
Net income attributable to equity holders of the bank	689	1,592	1,497	2,281	3,007
Adjusted net income	715	1,617	1,522	2,332	3,060

Common Share Data ($, except as noted)
Earnings per share	1.00	2.37	2.26	3.37	4.54
Adjusted earnings per share	1.04	2.41	2.30	3.45	4.62
Earnings per share growth (%)	(56.0)	4.3	21.7	(25.7)	38.2
Adjusted earnings per share growth (%)	(55.0)	4.0	4.8	(25.4)	7.1
Dividends declared per share	1.06	1.06	1.00	2.12	2.00
Book value per share	77.99	73.21	69.99	77.99	69.99
Closing share price	70.77	100.93	105.82	70.77	105.82
Number of common shares outstanding (in millions)
End of period	639.6	639.6	638.8	639.6	638.8
Average diluted	640.2	640.8	640.3	640.5	640.3
Total market value of common shares ($ billions)	45.3	64.6	67.6	45.3	67.6
Dividend yield (%)	6.0	4.2	3.8	6.0	3.8
Dividend payout ratio (%)	106.4	44.5	44.1	62.8	43.9
Adjusted dividend payout ratio (%)	102.2	43.8	43.3	61.3	43.2

Financial Measures and Ratios (%)
Return on equity	5.3	13.3	13.6	9.2	13.6
Adjusted return on equity	5.5	13.5	13.9	9.4	13.9
Return on tangible common equity	6.4	15.7	16.4	11.0	16.5
Adjusted return on tangible common equity	6.4	15.8	16.4	11.0	16.5
Net income growth	(53.9)	5.4	20.1	(24.1)	35.5
Adjusted net income growth	(53.0)	5.1	4.0	(23.8)	6.0
Revenue growth	(15.3)	3.5	11.3	(5.6)	13.5
Revenue growth, net of CCPB	(3.4)	7.9	7.7	2.2	6.8
Non-interest expense growth	(2.2)	3.2	2.0	0.5	3.3
Adjusted non-interest expense growth	(2.2)	3.3	10.2	0.5	7.3
Efficiency ratio, net of CCPB	64.4	60.8	63.6	62.5	63.6
Adjusted efficiency ratio, net of CCPB	63.8	60.3	63.0	62.0	63.0
Operating leverage, net of CCPB	(1.2)	4.7	5.7	1.7	3.5
Adjusted operating leverage, net of CCPB	(1.2)	4.6	(2.5)	1.7	(0.5)
Net interest margin on average earning assets	1.70	1.68	1.72	1.69	1.70
Effective tax rate	16.6	20.9	20.4	19.7	20.4
Adjusted effective tax rate	16.7	21.0	20.5	19.7	20.4
Total PCL-to-average net loans and acceptances (annualized)	0.94	0.31	0.16	0.63	0.15
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.35	0.29	0.14	0.32	0.13

Balance Sheet (as at, $ millions, except as noted)
Assets	987,067	879,720	830,470	987,067	830,470
Gross loans and acceptances	494,192	457,098	436,654	494,192	436,654
Net loans and acceptances	491,416	455,075	434,944	491,416	434,944
Deposits	653,710	582,288	548,837	653,710	548,837
Common shareholders’ equity	49,886	46,828	44,705	49,886	44,705
Cash and securities-to-total assets ratio (%)	29.7	30.0	28.2	29.7	28.2

Capital ratios (%)
CET1 Ratio	11.0	11.4	11.3	11.0	11.3
Tier 1 Capital Ratio	12.5	13.0	12.7	12.5	12.7
Total Capital Ratio	14.7	15.2	15.0	14.7	15.0
Leverage Ratio	4.6	4.3	4.2	4.6	4.2

Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3924	1.3235	1.3391	1.3924	1.3391
Average Canadian/U.S. dollar	1.3811	1.3161	1.3299	1.3482	1.3326

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended April 30, 2020, we recognized $90 million of depreciation on the right-of-use assets recorded in non-interest expense and $13 million of interest on the lease liability recorded in interest expense. For the six months ended April 30, 2020, we recognized $179 million and $27 million, respectively. Refer to the Changes in Accounting Policies section on page 34 for further details.

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

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Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures. Please refer to the Foreign Exchange section on page 8 for a discussion of the effects of changes in exchange rates on our results. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q2-2020	Q1-2020	Q2-2019	YTD-2020	YTD-2019

Reported Results
Revenue	5,264	6,747	6,213	12,011	12,730
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	197	(716)	(561)	(519)	(1,487)
Revenue, net of CCPB	5,461	6,031	5,652	11,492	11,243
Total provision for credit losses	(1,118)	(349)	(176)	(1,467)	(313)
Non-interest expense	(3,516)	(3,669)	(3,595)	(7,185)	(7,152)
Income before income taxes	827	2,013	1,881	2,840	3,778
Provision for income taxes	(138)	(421)	(384)	(559)	(771)
Net income	689	1,592	1,497	2,281	3,007
EPS ($)	1.00	2.37	2.26	3.37	4.54

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(3)	(3)	(2)	(6)	(8)
Amortization of acquisition-related intangible assets (3)	(30)	(29)	(30)	(59)	(61)
Adjusting items included in reported pre-tax income	(33)	(32)	(32)	(65)	(69)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(2)	(2)	(4)	(6)
Amortization of acquisition-related intangible assets (3)	(24)	(23)	(23)	(47)	(47)
Adjusting items included in reported net income after tax	(26)	(25)	(25)	(51)	(53)
Impact on EPS ($)	(0.04)	(0.04)	(0.04)	(0.08)	(0.08)

Adjusted Results
Revenue	5,264	6,747	6,213	12,011	12,730
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	197	(716)	(561)	(519)	(1,487)
Revenue, net of CCPB	5,461	6,031	5,652	11,492	11,243
Total provision for credit losses	(1,118)	(349)	(176)	(1,467)	(313)
Non-interest expense	(3,483)	(3,637)	(3,563)	(7,120)	(7,083)
Income before income taxes	860	2,045	1,913	2,905	3,847
Provision for income taxes	(145)	(428)	(391)	(573)	(787)
Net income	715	1,617	1,522	2,332	3,060
EPS ($)	1.04	2.41	2.30	3.45	4.62

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)	KGS–Alpha and Clearpool acquisition integration costs are reported in BMO Capital Markets. Acquisition integration costs are recorded in non-interest expense.
(3)	These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided on pages 19, 20, 22, 24 and 26.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

7 BMO Financial Group Second Quarter Report 2020

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars increased relative to each of the second quarter of 2019, the first quarter of 2020 and on a year-to-date basis, due to changes in the U.S. dollar exchange rate. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenues, expenses and provisions for (recoveries of) credit losses arise.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on net income.

Refer to the Enterprise-Wide Capital Management section on page 59 of the 2019 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of our investment in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q2-2020		YTD-2020
(Canadian $ in millions, except as noted)	vs. Q2-2019	vs. Q1-2020	vs YTD-2019
Canadian/U.S. dollar exchange rate (average)
Current period	1.3811	1.3811	1.3482
Prior period	1.3299	1.3161	1.3326

Effects on U.S. segment reported results
Increased (Decreased) net interest income	50	66	29
Increased (Decreased) non-interest revenue	28	39	15
Increased (Decreased) revenues	78	105	44
Decreased (Increased) provision for credit losses	(1)	(9)	7
Decreased (Increased) expenses	(54)	(68)	(32)
Decreased (Increased) income taxes	(5)	(6)	(4)
Increased (Decreased) reported net income	18	22	15
Impact on earnings per share ($)	0.03	0.03	0.02

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	50	66	29
Increased (Decreased) non-interest revenue	28	39	15
Increased (Decreased) revenues	78	105	44
Decreased (Increased) provision for credit losses	(1)	(9)	7
Decreased (Increased) expenses	(53)	(67)	(32)
Decreased (Increased) income taxes	(5)	(6)	(4)
Increased (Decreased) adjusted net income	19	23	15
Impact on adjusted earnings per share ($)	0.03	0.04	0.02

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Impact of COVID-19

The COVID-19 pandemic has had a dramatic impact on the economy and society, resulting in significant global market volatility and dislocations, business disruption and economic weakness. There has been an equally unparalleled response by governments to stabilize the environment.

The COVID-19 pandemic has negatively impacted the global economy and economic outlook, including with respect to the jurisdictions in which we operate, disrupted global supply chains, lowered equity market valuations, lowered interest rates, created significant volatility and disruption in financial markets, increased unemployment levels and increased credit and market risk. In addition, governments and regulatory bodies have implemented several measures, including temporary closures of a number of businesses and the institution of social distancing and sheltering in place requirements in many of the jurisdictions in which we operate. Governments, monetary authorities and regulators have also taken actions to support individuals, the economy, capital markets, and the financial system, including taking fiscal and monetary measures to support incomes, businesses, liquidity, and regulatory actions in respect of financial institutions.

The extent to which the COVID-19 pandemic impacts our business, results of operations, reputation and financial condition, including our regulatory capital and liquidity ratios, and credit ratings, as well as its impact on our customers, competitors and trading exposure, including the potential from loss from higher credit, counterparty or mark-to-market losses, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental and regulatory authorities, which could vary by country, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact our ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. For additional information, please refer to the Risk Management section.

We responded quickly to COVID-19 challenges, with our first priority being to ensure the safety of our employees and customers. We implemented health and safety measures to protect anyone accessing a physical BMO location and over 90% of our non-branch workforce is working remotely. Throughout this period, we maintained full operational stability, including access to our call centres, ATMs and retail branches, of which approximately 80% remain open in Canada and 85% remain open in the United States via drive-up services. We have also applied new ways of working with each other and for our customers, such as increased use of virtual communication tools, electronic signatures and digital processing capabilities. We have taken steps to assess internal control risks created by the shift in the way we work.

We have been focused, as a priority, on helping our clients adjust to the environment. We worked closely with governments and agencies to establish and implement programs to reduce the financial hardship caused by COVID-19, including payment deferrals and lending facilities designed to help individuals and businesses to withstand stress and recover.

BMO Financial Group Second Quarter Report 2020 8

The following table shows the uptake of payment deferral programs by geography and product type. Numbers are approximate and as at April 30, 2020.

Payment Deferrals

Canada	Number of accounts (in thousands)	Outstanding balances* (Canadian $ in billions)
Mortgages (including amortizing HELOC)	59.0	18.9
Credit Cards	37.6	0.3
All other personal lending	91.8	2.5
Total Retail – Canada	188.4	21.7
Commercial Banking (number of clients)	7.4	15.1

United States		(US$ in billions)
Mortgages	2.0	0.6
Indirect Auto	14.2	0.3
All other personal lending	5.2	0.2
Total Retail – United States	21.4	1.1
Commercial Banking (number of clients)	1.1	3.6

*	Outstanding balances for accounts/clients with payments deferred.

We are participating in government offered programs in Canada and the United States to support individuals and businesses facing economic hardship due to the pandemic. In Canada, we facilitated $1.7 billion in funding for nearly 47,000 business banking accounts under the Canada Emergency Business Account (CEBA) Program. Under the Program, we issue loans that are funded by the government. We determined these loans qualify for derecognition, as substantially all the risks and rewards were transferred, therefore we do not recognize these loans on the Consolidated Balance Sheet. As part of the Government of Canada’s Business Credit Availability Program (BCAP) we are also participating in the Business Development Bank of Canada (BDC), and Export Development Canada (EDC) relief programs. In the United States, we originated over US$4 billion in funding for more than 11,000 borrowers under the SBA Paycheck Protection program. We have taken a personal and relationship-based approach that considers the unique needs of each customer and leverages our long history and experience through many economic cycles.

In addition to providing assistance directly to our customers, we acted quickly to contribute to the fight against COVID-19, donating over $1.5 million to vulnerable communities in Canada and the United States. In addition, we have partnered with Maple Leaf Sports and Entertainment Ltd. to produce thousands of meals at BMO Field to support both front line health care workers and Torontonians experiencing food insecurity, and we are continuing our long-standing sponsorship of Kids Help Phone, where their efforts to support the mental health and well-being of youth in Canada have never been more important.

BMO is also building on its commitments to support the front lines by converting the BMO Institute for Learning into a home away from home for front-line healthcare workers. The space is now a dedicated spot for doctors, nurses and other hospital professionals to rest in a safe and comfortable environment. This initiative is the latest in a series of efforts from BMO to help support healthcare workers through the COVID-19 crisis.

As part of a coordinated effort by federal agencies to address the market disruption resulting from COVID-19, OSFI announced a suite of modifications to capital requirements, effective in the second quarter, to afford institutions further flexibility in addressing current conditions, while promoting financial resilience and stability. Key measures include: lowering the Domestic Stability Buffer by 1.25% to 1% and emphasizing the expectation that capital buffers should be used under stress to support banks’ ability to supply credit to the economy during an expected period of disruption; allowing certain loans subject to payment deferrals to continue to be treated as performing loans; introducing transitional arrangements for credit loss provisioning that are available under the Basel Framework; and delaying implementation of the remaining measures of the Basel III reforms until 2023. For additional information, please refer to the Capital Management section.

Central banks around the world also announced a number of programs that were targeted to support the financial and funding markets and the provision of funding to customers affected by the pandemic. BMO used these programs in a manner consistent with other banks given the market disruption. BMO raised deposits and secured funding, primarily through the Bank of Canada’s term repo facility. Outstanding borrowings under other central bank programs were not significant as of the end of the second quarter of 2020 and have since largely been repaid. During the second quarter, the bank remained active in the wholesale term markets. For additional information, please refer to the Liquidity and Funding Risk section.

BMO’s Financial Crimes Unit (FCU) has been involved in the COVID-19 crisis since it first emerged in Asia. Throughout the crisis, the FCU’s cyber security team routinely engaged with other financial sector partners, security vendors and a variety of governmental organizations to understand and defend against COVID-19 related cyber threats. The FCU’s Fraud team has been active to protect BMO and our customers from increased online criminal activity as a result of the pandemic. The FCU has also been active in communicating information about the latest security threats and trends, as well as how to defend against them, ensuring it is broadly available and understood.

During the quarter, we incurred incremental costs as a result of COVID-19, including a fixed daily allowance paid to a limited number of essential employees required to continue to work onsite, cleaning costs and expenses incurred to install physical barriers to ensure the safety of our customers and employees, and incremental technology spend to enable the majority of our workforce to work from home.

While COVID-19 has had a meaningful impact on the bank’s earnings in the current quarter, including increased provisions for expected future loan losses, lower revenues in our market sensitive businesses and higher deposit and loan balances, the bank’s operational performance remains solid and we are committed to supporting our customers and communities through the pandemic and into the future.

Caution

This Impact of COVID-19 section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

9 BMO Financial Group Second Quarter Report 2020

Net Income

Q2 2020 vs. Q2 2019

Reported net income was $689 million, compared with $1,497 million in the prior year, and adjusted net income was $715 million, compared with $1,522 million. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. Reported EPS was $1.00, compared with $2.26, and adjusted EPS was $1.04, compared with $2.30 in the prior year.

Adjusted results primarily reflect the impact of higher provisions for credit losses, which increased $942 million pre-tax or $693 million after tax, and also lower revenue, partially offset by lower expenses. Operating group net income decreased, primarily due to higher provisions for credit losses in our P&C businesses and in BMO Capital Markets. BMO Capital Markets was also impacted by market conditions, as was BMO Wealth Management. Corporate Services was relatively unchanged from the prior year.

Q2 2020 vs. Q1 2020

Reported net income was $689 million, compared with $1,592 million in the prior quarter, and adjusted net income was $715 million, compared with $1,617 million. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. Reported EPS was $1.00, compared with $2.37, and adjusted EPS was $1.04, compared with $2.41 in the prior quarter.

Adjusted results reflect higher provisions for credit losses, which increased $769 million pre-tax or $565 million after tax, and decreased revenue, partially offset by lower expenses, primarily due to lower employee-related costs, including the impact of both stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and lower performance-based compensation. Adjusted net income decreased across all operating groups, while Corporate Services recorded a lower net loss.

Q2 YTD 2020 vs. Q2 YTD 2019

Reported net income was $2,281 million, compared with $3,007 million in the prior year. Adjusted net income was $2,332 million, compared with $3,060 million. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. Reported EPS was $3.37, compared with $4.54, while adjusted EPS was $3.45, compared with $4.62 in the prior year.

Adjusted net income decreased, primarily due to higher provisions for credit losses, which increased $1,154 million pre-tax or $849 million after tax, partially offset by higher revenue. Decreases in adjusted net income were recorded across all operating groups, while Corporate Services net loss increased from the prior year.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section. See also the Impact of COVID-19 and Risk Management sections.

Revenue (1)

Q2 2020 vs. Q2 2019

Reported revenue was $5,264 million, compared with $6,213 million in the prior year. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue was $5,461 million, compared with $5,652 million in the prior year, a decrease of $191 million or 3%, or 5% excluding the impact of the stronger U.S. dollar.

BMO Wealth Management revenue decreased, primarily due to lower insurance revenue, resulting from the impact of unfavourable market movements in the current year relative to favourable market movements in the prior year, as well as the impact of a legal provision. BMO Capital Markets revenue decreased, primarily due to lower trading revenue and investment and corporate banking revenue. Revenue in our P&C businesses increased, due to growth in loan and deposit balances, partially offset by lower margins, including the impact of a lower rate environment. Corporate Services revenue increased modestly from the prior year.

Net interest income was $3,518 million, an increase of $383 million or 12%, or 10% excluding the impact of the stronger U.S. dollar. On an excluding trading basis, net interest income was $3,051 million, an increase of $233 million or 8%, or 7% excluding the impact of the stronger U.S. dollar, largely due to higher deposit and loan balances across all operating groups, partially offset by a lower margin in U.S. P&C and BMO Wealth Management, and lower net interest income in Corporate Services.

Average earning assets were $843.9 billion, an increase of $94.6 billion or 13%, or 11% excluding the impact of the stronger U.S. dollar, due to loan growth, in part reflecting the impact of COVID-19, higher cash resources, securities and securities borrowed or purchased under resale agreements. BMO’s overall net interest margin decreased 2 basis points from the prior year, driven by a higher volume of assets in Corporate Services and BMO Capital Markets, which have a lower spread than the bank, a lower margin in BMO Wealth Management and U.S. P&C, partially offset by higher trading net interest income. On an excluding trading basis, net interest margin decreased 15 basis points, largely due to a higher volume of assets in Corporate Services and BMO Capital Markets, which have a lower spread than the bank, and a lower margin in BMO Wealth Management.

Non-interest revenue, net of CCPB, was $1,943 million, compared with $2,517 million in the prior year, primarily due to decreases in most market-based revenue and insurance revenue, lower securities gains and card fee revenue, partially offset by higher lending revenue. On an excluding trading basis, net of CCPB, non-interest revenue was $2,160 million, a decrease of $246 million or 10%.

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended April 30, 2020, we recognized $90 million of depreciation on the right-of-use assets recorded in non-interest expense and $13 million of interest on the lease liability recorded in interest expense. For the six months ended April 30, 2020, we recognized $179 million and $27 million, respectively. Refer to the Changes in Accounting Policies section on page 34 for further details.

BMO Financial Group Second Quarter Report 2020 10

Gross insurance revenue decreased $876 million from the prior year, primarily due to a decrease in the fair value of investments in the current quarter from increases in interest rates, compared with an increase in the fair value of investments in the prior year resulting from decreases in interest rates, and the impact of weaker equity markets in the current quarter. These changes related to the fair value of investments were largely offset by changes in policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 13. We generally focus on analyzing revenue, net of CCPB, given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q2 2020 vs. Q1 2020

Reported revenue was $5,264 million, compared with $6,747 million in the prior quarter. Revenue, net of CCPB, was $5,461 million, compared with $6,031 million in the prior quarter, a decrease of $570 million or 9%, or 11% excluding the impact of the stronger U.S. dollar.

Revenue decreased in BMO Capital Markets, primarily due to lower trading revenue and investment and corporate banking revenue, and in BMO Wealth Management, due to lower insurance revenue as noted above, as well as the impact of the legal provision. Canadian P&C recorded a decrease in revenue, primarily due to lower non-interest revenue, the impact of lower margins and two fewer days in the current quarter, while U.S. P&C revenue increased, primarily due to the impact of the stronger U.S. dollar. Corporate Services was relatively unchanged from the prior quarter.

Net interest income increased $130 million or 4%, or 2% excluding the impact of the stronger U.S. dollar, from the prior quarter. On an excluding trading basis, net interest income increased $20 million or 1%, or decreased 1% excluding the impact of the stronger U.S. dollar, largely due to two fewer days in the current quarter, a lower margin in Canadian P&C, lower net interest income in Corporate Services, and a lower margin in BMO Wealth Management, partially offset by higher deposit and loan balances across all operating groups.

Average earning assets increased $39.4 billion or 5%, or 3% excluding the impact of the stronger U.S. dollar, primarily due to loan growth, in part reflecting the impact of COVID-19, higher securities borrowed or purchased under resale agreements, higher cash resources and higher securities. BMO’s overall net interest margin increased 2 basis points from the prior quarter, primarily due to higher trading net interest income, partially offset by a higher volume of assets in Corporate Services, which have a lower spread than the bank, and a lower margin in Canadian P&C. On an excluding trading basis, net interest margin decreased 6 basis points, primarily due to a higher volume of assets in Corporate Services and BMO Capital Markets, which have a lower spread than the bank, and a lower margin in Canadian P&C, partially offset by a higher margin in U.S. P&C.

Non-interest revenue, net of CCPB, was $1,943 million, compared with $2,643 million in the prior quarter. The decrease was driven by lower revenue in most non-interest revenue categories, with the largest decreases recorded in trading and insurance revenue. On an excluding trading basis, net of adjusted CCPB, non-interest revenue decreased $342 million or 14%.

Gross insurance revenue decreased $1,046 million from the prior quarter, primarily due to a decrease in the fair value of investments in the current quarter from increases in interest rates, compared with an increase in the fair value of investments in the prior quarter, resulting from decreases in interest rates, and the impact of weaker equity markets in the current quarter. The decrease in insurance revenue was largely offset by changes in CCPB, as discussed on page 13.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Q2 YTD 2020 vs. Q2 YTD 2019

Reported revenue was $12,011 million, compared with $12,730 million in the prior year. Revenue, net of CCPB was $11,492 million, an increase of $249 million or 2% from the prior year.

Revenue in our P&C businesses increased, primarily due to growth in deposit and loan balances, with BMO Capital Markets also recording a small increase. BMO Wealth Management decreased, primarily due to lower insurance revenue. Corporate Services decreased from the prior year.

Net interest income was $6,906 million, an increase of $599 million or 10%, or 9% excluding the impact of the stronger U.S. dollar. On an excluding trading basis, net interest income was $6,082 million, an increase of $374 million or 7%, or 6% excluding the impact of the stronger U.S. dollar, largely due to higher deposit and loan balances across all operating groups, partially offset by a lower margin in U.S. P&C and BMO Wealth Management, and lower net interest income in Corporate Services.

Average earning assets were $824.0 billion, an increase of $77.3 billion or 10%, due to loan growth, in part reflecting the impact of COVID-19, higher securities and cash resources. BMO’s overall net interest margin decreased 1 basis point from the prior year, primarily driven by a higher volume of assets in Corporate Services, which have a lower spread than the bank, and a lower margin in U.S. P&C, partially offset by higher trading net interest income. On an excluding trading basis, net interest margin decreased 12 basis points, primarily due to a higher volume of assets in Corporate Services and BMO Capital Markets, which have a lower spread than the bank, and a lower margin in U.S. P&C.

Non-interest revenue, net of CCPB, was $4,586 million, compared with $4,936 million in the prior year, primarily due to decreases in trading, insurance and card fee revenue, partially offset by higher lending fee revenue.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

11 BMO Financial Group Second Quarter Report 2020

Provision for Credit Losses

Q2 2020 vs. Q2 2019

Total provision for credit losses was $1,118 million, an increase of $942 million from the prior year. The total provision for credit losses ratio was 94 basis points, compared with a low level of 16 basis points in the prior year that included the benefit of a large recovery on a U.S. commercial loan. The provision for credit losses on impaired loans was $413 million, an increase of $263 million from $150 million in the prior year, primarily due to higher provisions in our P&C businesses and BMO Capital Markets. The provision for credit losses on impaired loans ratio was 35 basis points, compared with a low level of 14 basis points in the prior year. There was a $705 million provision for credit losses on performing loans in the current quarter, compared with a $26 million provision for credit losses on performing loans in the prior year. The $705 million provision for credit losses on performing loans in the current quarter was primarily based on the weaker economic outlook. The year-over-year increase in the provision for credit losses on performing loans was primarily due to a weaker economic outlook, and other factors, including changes in scenario weight offsetting model changes and increased credit migration, largely netting.

Q2 2020 vs. Q1 2020

Total provision for credit losses was $1,118 million, an increase of $769 million from the prior quarter. The total provision for credit losses ratio was 94 basis points, compared with 31 basis points in the prior quarter. The provision for credit losses on impaired loans increased $89 million, primarily due to higher provisions in Canadian P&C and BMO Capital Markets. The provision for credit losses on impaired loans ratio was 35 basis points, compared with 29 basis points in the prior quarter. There was a $705 million provision for credit losses on performing loans in the current quarter, compared with a $25 million provision for credit losses on performing loans in the prior quarter, with the increase largely due to the weaker economic outlook, as changes in scenario weight offset most of the increased balance growth, increased credit migration and model changes.

Q2 YTD 2020 vs. Q2 YTD 2019

Total provision for credit losses was $1,467 million, an increase of $1,154 million from the prior year. The total provision for credit losses ratio was 63 basis points, compared with a low level of 15 basis points in the prior year. The provision for credit losses on impaired loans was $737 million, an increase of $460 million from $277 million in the prior year, primarily due to higher provisions in U.S. P&C business, partially as a result of recoveries in the prior year, as well as higher provisions in the Canadian P&C business and BMO Capital Markets. The provision for credit losses on impaired loans ratio was 32 basis points, compared with a low level of 13 basis points in the prior year. There was a $730 million provision for credit losses on performing loans in the current year, compared with a provision of $36 million in the prior year. The increase was primarily due to the weaker economic outlook, and other factors, including increased credit migration and model changes offset by scenario weight changes and reduced balance growth, largely netting.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q2-2020
Provision for (recovery of) credit losses on impaired loans	212	124	336	3	73	1	413
Provision for (recovery of) credit losses on performing loans	285	75	360	3	335	7	705
Total provision for (recovery of) credit losses	497	199	696	6	408	8	1,118

Q1-2020
Provision for (recovery of) credit losses on impaired loans	138	132	270	-	53	1	324
Provision for (recovery of) credit losses on performing loans	14	17	31	3	(3)	(6)	25
Total provision for (recovery of) credit losses	152	149	301	3	50	(5)	349

Q2-2019
Provision for (recovery of) credit losses on impaired loans	122	18	140	(1)	12	(1)	150
Provision for (recovery of) credit losses on performing loans	16	5	21	1	3	1	26
Total provision for (recovery of) credit losses	138	23	161	-	15	-	176

YTD-2020
Provision for (recovery of) credit losses on impaired loans	350	256	606	3	126	2	737
Provision for (recovery of) credit losses on performing loans	299	92	391	6	332	1	730
Total provision for (recovery of) credit losses	649	348	997	9	458	3	1,467

YTD-2019
Provision for (recovery of) credit losses on impaired loans	236	33	269	1	13	(6)	277
Provision for (recovery of) credit losses on performing loans	22	(4)	18	1	17	-	36
Total provision for (recovery of) credit losses	258	29	287	2	30	(6)	313

Provision for Credit Losses Performance Ratios

	Q2-2020	Q1-2020	Q2-2019	YTD-2020	YTD-2019
Total PCL-to-average net loans and acceptances (annualized) (%)	0.94	0.31	0.16	0.63	0.15
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.35	0.29	0.14	0.32	0.13

BMO Financial Group Second Quarter Report 2020 12

Impaired Loans

Total gross impaired loans (GIL) were $3,645 million at the end of the current quarter, up from $2,335 million in the prior year, with the majority of the increase attributed to oil and gas, manufacturing, retail trade and service industries. GIL increased $823 million from $2,822 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $1,396 million, up from $741 million in the prior year, and up from $831 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q2-2020	Q1-2020	Q2-2019	YTD-2020	YTD-2019
GIL, beginning of period	2,822	2,629	2,019	2,629	1,936
Classified as impaired during the period	1,396	831	741	2,227	1,208
Transferred to not impaired during the period	(110)	(201)	(127)	(311)	(252)
Net repayments	(277)	(319)	(212)	(596)	(349)
Amounts written-off	(262)	(127)	(112)	(389)	(231)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(17)	-	-	(17)	-
Foreign exchange and other movements	93	9	26	102	23
GIL, end of period	3,645	2,822	2,335	3,645	2,335
GIL to gross loans and acceptances (%)	0.74	0.62	0.53	0.74	0.53

(1)	GIL excludes purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were negative $197 million, compared with $561 million in the prior year, primarily due to a decrease in the fair value of policy benefit liabilities in the current quarter from increases in interest rates, compared with an increase in the fair value of policy benefit liabilities resulting from decreases in interest rates in the prior year, and the impact of weaker equity markets in the current quarter.

CCPB decreased $913 million from the prior quarter, primarily due to a decrease in the fair value of policy benefit liabilities in the current quarter from an increase in interest rates, compared with an increase in the fair value of policy benefit liabilities resulting from decreases in interest rates in the prior quarter, and the impact of weaker equity markets in the current quarter. The changes related to the fair value of policy benefit liabilities were largely offset in revenue.

Adjusted results in this Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Non-Interest Expense (1)

Reported non-interest expense was $3,516 million, a decrease of $79 million or 2% from the prior year, and adjusted non-interest expense was $3,483 million, a decrease of $80 million or 2%, or 4% excluding the impact of the stronger U.S. dollar. Adjusted non-interest expense excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. The decrease was primarily due to lower employee-related costs, including the impact of a severance expense in BMO Capital Markets in the prior year, partially offset by higher technology costs.

Reported non-interest expense was $3,516 million, a decrease of $153 million or 4% from the prior quarter, and adjusted non-interest expense was $3,483 million, a decrease of $154 million or 4%, or 6% excluding the impact of the stronger U.S. dollar. The decrease was driven by lower employee-related expenses, including the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and lower performance-based compensation in the current quarter, partially offset by higher computer expenses.

Year-to-date reported non-interest expense was $7,185 million, an increase of $33 million or relatively unchanged from the prior year, and adjusted non-interest expense was $7,120 million, an increase of $37 million or 1%. Higher technology costs were partially offset by lower employee-related expense and lower travel and business development expense.

Reported operating leverage on a net revenue basis in the current quarter was negative 1.2%, compared with positive 5.7% in the prior year. Adjusted operating leverage on a net revenue basis was negative 1.2%, compared with negative 2.5% in the prior year.

The reported efficiency ratio was 66.8%, compared with 57.9% in the prior year, and was 64.4% on a net revenue basis, compared with 63.6% in the prior year. The adjusted efficiency ratio was 66.2%, compared with 57.3% in the prior year, and 63.8% on a net revenue basis, compared with 63.0% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended April 30, 2020, we recognized $90 million of depreciation on the right-of-use assets recorded in non-interest expense and $13 million of interest on the lease liability recorded in interest expense. For the six months ended April 30, 2020, we recognized $179 million and $27 million, respectively. Refer to the Changes in Accounting Policies section on page 34 for further details.

13 BMO Financial Group Second Quarter Report 2020

Income Taxes

The provision for income taxes was $138 million, a decrease of $246 million from the second quarter of 2019, and a decrease of $283 million from the first quarter of 2020. The effective tax rate for the current quarter was 16.6%, compared with 20.4% in the second quarter of 2019, and 20.9% in the first quarter of 2020.

The adjusted provision for income taxes was $145 million, a decrease of $246 million from the second quarter of 2019, and a decrease of $283 million from the first quarter of 2020. The adjusted effective tax rate was 16.7% in the current quarter, compared with 20.5% in the second quarter of 2019, and 21.0% in the first quarter of 2020. The change in the reported and adjusted effective tax rate in the current quarter relative to the second quarter of 2019 and the first quarter of 2020, was primarily due to earnings mix.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2020 14

Capital Management

BMO continues to manage its capital within the capital management framework described on page 59 of BMO’s 2019 Annual Report.

Second Quarter 2020 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.0% as at April 30, 2020. The ratio, which remains comfortably above the minimum regulatory expectation, is down from 11.4% at the end of the first quarter. The change in our ratio largely reflects loan growth in support of our customers through this challenging time, changes in asset quality and the impact of an acquisition, partially offset by the adjustment for transitional arrangements for expected credit loss provisioning.

CET1 Capital was $38.4 billion as at April 30, 2020, up from $37.1 billion as at January 31, 2020, primarily due to the impact of foreign exchange movements on accumulated other comprehensive income and the adjustment for transitional arrangements for expected credit loss provisioning.

Risk-Weighted Assets (RWA) were $348.2 billion as at April 30, 2020, up from $325.6 billion as at January 31, 2020, and $317.0 billion at October 31, 2019, from growth driven by strong lending, the impact of foreign exchange movements and changes in asset quality.

The bank’s Tier 1 and Total Capital Ratios were 12.5% and 14.7%, respectively, as at April 30, 2020, compared with 13.0% and 15.2%, respectively as at January 31, 2020, and October 31, 2019. The April 30, 2020, Tier 1 and Total Capital Ratios were lower, primarily driven by the drivers impacting CET1 ratio, noted above.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. BMO may manage the impact of foreign exchange movements on its capital ratios and did so during the current quarter. Any such activities could also impact our book value and return on equity.

BMO’s Leverage Ratio was 4.6% as at April 30, 2020, compared with 4.3% as at January 31, 2020, and October 31, 2019, as higher leverage exposure from strong loan growth was more than offset by the temporary exclusion of central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets under OSFI’s Liquidity Adequacy Requirements Guideline.

Please see the Impact of COVID-19 and Risk Management sections.

Regulatory Capital Developments

As part of a coordinated effort by federal agencies to address the market disruption posed by COVID-19, OSFI announced a suite of modifications to capital requirements, effective in the second quarter, to afford institutions further flexibility in addressing current conditions, while promoting financial resilience and stability. The modifications are summarized below, and for those that are temporary in nature, OSFI has advised that they will provide guidance on the unwinding of the changes at the appropriate time.

Domestic Stability Buffer

On March 13, 2020, OSFI decreased the Domestic Stability Buffer (DSB) from 2.25% to 1.0%, which was effective immediately, decreasing OSFI’s minimum CET1 ratio expectation from 10.25% to 9.0%. The target risk-based Total Loss Absorbing Capacity (TLAC) ratio decreased to 22.5% of RWA. The target TLAC leverage ratio remains at 6.75%. Domestic systemically important banks (D-SIBs) continue to be expected to fully meet the target TLAC requirements by November 1, 2021. OSFI committed that any increases to the buffer would not take effect for at least 18 months. The DSB, which is met with CET1 capital, can be set between 0% and 2.5% of total RWA.

OSFI’s action was taken in order to support D-SIBs’ ability to supply credit to the economy during an expected period of disruption related to COVID-19 and market conditions. OSFI expects D-SIBs to use the additional lending capacity generated to support Canadian businesses and households, and not use this measure to increase distributions to shareholders or employees, or to undertake share buybacks. Consistent with this, OSFI set the expectation for all federally regulated financial institutions (FRFIs) that dividend increases and share buybacks should be halted for the time being.

Loan Payment Deferrals

On March 27, 2020, OSFI announced that in situations where mortgage payment deferrals are granted by deposit-taking institutions (DTIs), the loans will continue to be treated as performing loans under the Capital Adequacy Requirements Guideline. This means that these loans will not be subject to a different risk weight under the Standardized Approach (SA) to credit risk and will not be considered delinquent when determining the probability of default under the Internal Rating Based (IRB) Approach, as a result of these payment deferrals. Banks should continue to assess the credit quality of these borrowers and follow sound credit risk management practices. Other types of loans (e.g., small business loans, retail loans including credit cards and mid-market commercial loans) that are granted similar payment deferrals by banks will be afforded the same capital treatment as described above.

Transitional Arrangements for Capital Treatment of Expected Loss Provisioning

On March 27, 2020, in line with other jurisdictions, OSFI introduced transitional arrangements for expected credit loss provisioning that are available under the Basel Framework. This will result in a portion of the increase in allowances, relative to the baseline level, that would otherwise be included in Tier 2 capital, to instead be included in CET1 capital. The baseline level is the amount of Stage 1 and Stage 2 allowances as at January 31, 2020, for October year-end DTIs. This increased amount is adjusted for tax effects and subject to a scaling factor, which is set at 70% in fiscal 2020, 50% in fiscal 2021 and 25% in fiscal 2022.

For exposures treated under the SA, DTIs should compare Stage 1 and Stage 2 allowances allocated to the SA at the end of that quarter with the baseline amount and multiply the increase in allowances by 100% less the DTI’s tax rate, and multiply the result by the scaling factor for the reporting period (70% in fiscal 2020). The resulting amount should be added to CET1 capital.

For exposures treated under the IRB Approach, each quarter, DTIs should compare Stage 1 and Stage 2 allowances allocated to IRB portfolios at the end of that quarter with the baseline amount. The increase should be multiplied by 100% less the DTI’s tax rate and then multiplied by the applicable scaling factor for the reporting period (70% in fiscal 2020). DTIs should then take the lower of (i) this result and (ii) excess allowances eligible for inclusion in Tier 2 capital, and add this amount to CET1 capital.

15 BMO Financial Group Second Quarter Report 2020

Reduction of Stressed Value-at-Risk (VaR) Multipliers under Market Risk

On March 27, 2020, OSFI announced that, on a temporary basis, it has reduced the stressed VaR multipliers under market risk. Institutions subject to market risk capital requirements and using internal models are allowed to reduce the stressed VaR multiplier they were subject to at the end of the last fiscal quarter, down from a minimum value of three to one. This reduction can be applied retrospectively for the entirety of the current fiscal quarter.

Removal of Funding Valuation Adjustment (FVA) Hedges in Market Risk

On March 27, 2020, OSFI advised institutions to remove hedges of FVA from the calculation of market risk capital to address the asymmetry in the existing rule where these hedges of FVA are included, while the underlying exposures of FVA are not.

Domestic Implementation of the Basel III Reforms

Consistent with the decision of the Group of Central Bank Governors and Heads of Supervision, the Basel Committee’s oversight body, on March 27, 2020, OSFI announced the delay of the domestic implementation of the remaining measures of the Basel III international capital standard to provide additional operational capacity for banks to respond to the immediate financial stability priorities resulting from COVID-19. The implementation date for the revisions to the Standardized Approach and Internal Rating Based Approach to credit risk, the operational risk framework, the leverage ratio framework, as well as the introduction of a more risk sensitive capital floor, is being delayed from Q1 2022 until Q1 2023. The implementation date of the final set of revisions to the market risk framework (known as the “fundamental review of the trading book” or “FRTB”) published in January 2019, is being delayed from Q1 2022 until Q1 2024. OSFI’s implementation date of the revised credit valuation adjustment risk framework is also being delayed from Q1 2022 until Q1 2024.

Leverage Ratio

Similar to the risk-based capital ratios, DTIs are expected to hold operating buffers above the regulatory minimum leverage ratio. These buffers are held in normal times to help ensure that an institution has additional flexibility in times of stress. In its announcement on March 27, 2020, OSFI encouraged DTIs to use operating buffers that are held above the authorized leverage ratio of the institution.

On April 9, 2020, OSFI announced the temporary exclusion of certain exposures from the DTI’s leverage ratio exposure measure. The exclusions include exposures related to central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets under the Liquidity Adequacy Requirements Guideline. The treatment is effective immediately and will remain in place until April 30, 2021.

Capital Floor

To support DTIs’ ability to continue to provide lending in the current environment, on April 9, 2020, OSFI announced it was lowering the capital floor factor, which applies to institutions using the IRB Approach to calculate credit risk, from 75% to 70%, effective immediately. The 70% floor factor is expected to stay in place until the domestic implementation of the capital floor under the Basel III reforms in Q1 2023.

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on the capital standards developed by the Basel Committee on Banking Supervision. For more information see the Enterprise-Wide Capital Management section on pages 59 to 65 of BMO’s 2019 Annual Report.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at April 30, 2020
Common Equity Tier 1 Ratio	4.5%	3.5%	1.0%	9.0%	11.0%
Tier 1 Capital Ratio	6.0%	3.5%	1.0%	10.5%	12.5%
Total Capital Ratio	8.0%	3.5%	1.0%	12.5%	14.7%
Leverage Ratio	3.0%	na	na	3.0%	4.6%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for D-SIBs and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the second quarter of 2020). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is currently set at 1.0%. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions.

  na – not applicable

BMO Financial Group Second Quarter Report 2020 16

Regulatory Capital Position

(Canadian $ in millions, except as noted)	Q2-2020	Q1-2020	Q4-2019

Gross common equity (1)	49,886	46,828	45,728
Regulatory adjustments applied to common equity	(11,461)	(9,684)	(9,657)
Common Equity Tier 1 capital (CET1)	38,425	37,144	36,071
Additional Tier 1 eligible capital (2)	5,348	5,348	5,348
Regulatory adjustments applied to Tier 1	(81)	(214)	(218)
Additional Tier 1 capital (AT1)	5,267	5,134	5,130
Tier 1 capital (T1 = CET1 + AT1)	43,692	42,278	41,201
Tier 2 eligible capital (3)	7,582	7,216	7,189
Regulatory adjustments applied to Tier 2	(66)	(56)	(50)
Tier 2 capital (T2)	7,516	7,160	7,139
Total capital (TC = T1 + T2)	51,208	49,438	48,340
Risk-weighted Assets (4)	348,167	325,647	317,029
Leverage Ratio Exposures	945,468	985,382	956,493

Capital ratios (%)
CET1 Ratio	11.0	11.4	11.4
Tier 1 Capital Ratio	12.5	13.0	13.0
Total Capital Ratio	14.7	15.2	15.2
Leverage Ratio	4.6	4.3	4.3

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include certain loan loss allowances.
(4)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

Other Capital Developments

During the quarter, 22,832 common shares were issued through the exercise of stock options.

On February 25, 2020, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to establish a new normal course issuer bid (NCIB) that will permit us to purchase for cancellation up to 12 million common shares over a 12-month period, commencing on or about June 3, 2020. In light of OSFI’s announcement on March 13, 2020 that all share buybacks by FRFIs should be halted for the time being, we have put the process on hold. We will proceed with the new NCIB based on OSFI’s future guidance. Our current NCIB expires on June 2, 2020.

If a non-viable contingent capital (NVCC) trigger event were to occur, our NVCC capital instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.12 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Outstanding Shares and Securities Convertible into Common Shares (1)

As at April 30, 2020	Number of shares or dollar amount (in millions)
Common shares	$639.6
Class B Preferred shares
Series 25	$236
Series 26	$54
Series 27*	$500
Series 29*	$400
Series 31*	$300
Series 33*	$200
Series 35*	$150
Series 36*	$600
Series 38*	$600
Series 40*	$500
Series 42*	$400
Series 44*	$400
Series 46*	$350
Additional Tier 1 Capital Notes
4.800% Additional Tier 1 Capital Notes*	US$500
Medium-Term Notes*
Series H - Second Tranche	$1,000
Series I - First Tranche	$1,250
Series I - Second Tranche	$850
3.803% Subordinated Notes due 2032	US$1,250
4.338% Subordinated Notes due 2028	US$850
Series J - First Tranche	$1,000
Stock options
Vested	3.8
Non-vested	2.9

*	Convertible into common shares
(1)

Details on the Medium-Term Notes are outlined in Note 15 to the audited consolidated financial statements on page 176 of BMO’s 2019 Annual Report. Details on share capital and Additional Tier 1 Capital Notes are outlined in Note 6 to the unaudited interim consolidated financial statements and Note 16 to the audited annual consolidated financial statements on page 177 of BMO’s 2019 Annual Report.

17 BMO Financial Group Second Quarter Report 2020

Dividends

On May 27, 2020, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.06 per share, unchanged from the preceding quarter, and up $0.03 per share or 3% from the prior year. The dividend is payable on August 26, 2020, to shareholders of record on August 4, 2020. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan. During this period of uncertainty, OSFI has prohibited FRFIs from increasing dividends as first announced on March 13, 2020.

On April 8, 2020, we announced the offering of a 2% discount on the common shares issued from treasury under the dividend reinvestment feature of its Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). Commencing with the common share dividend declared for the second quarter of fiscal 2020, payable on May 26, 2020 to shareholders of record on May 1, 2020, and subsequently until further notice, common shares under the Plan will be issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the Plan. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2020 18

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating groups and operating segments for the second quarter of 2020. See also the Impact of COVID-19 and Risk Management sections.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, allocations of revenue, provisions for credit losses and expenses are updated to better align with current experience.

Effective November 1, 2019, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior years. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. Depreciation on the right-of-use assets has been recorded in non-interest expense and interest on the lease liability in interest expense. Refer to the Changes in Accounting Policies section on page 34 for further details.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q2-2020	Q1-2020	Q2-2019	YTD-2020	YTD-2019

Net interest income (teb)	2,624	2,608	2,442	5,232	4,936
Non-interest revenue	780	830	787	1,610	1,581
Total revenue (teb)	3,404	3,438	3,229	6,842	6,517
Provision for (recovery of) credit losses on impaired loans	336	270	140	606	269
Provision for (recovery of) credit losses on performing loans	360	31	21	391	18
Total provision for credit losses	696	301	161	997	287
Non-interest expense	1,793	1,747	1,718	3,540	3,441
Income before income taxes	915	1,390	1,350	2,305	2,789
Provision for income taxes (teb)	215	339	328	554	675
Reported net income	700	1,051	1,022	1,751	2,114
Amortization of acquisition-related intangible assets (1)	11	10	11	21	22
Adjusted net income	711	1,061	1,033	1,772	2,136

Net income growth (%)	(31.4)	(3.8)	9.0	(17.1)	11.5
Adjusted net income growth (%)	(31.1)	(3.8)	8.9	(17.0)	11.4
Revenue growth (%)	5.4	4.6	6.6	5.0	6.9
Non-interest expense growth (%)	4.3	1.4	6.7	2.9	5.9
Adjusted non-interest expense growth (%)	4.4	1.5	6.8	2.9	6.0
Return on equity (%)	10.5	16.3	17.6	13.4	18.0
Adjusted return on equity (%)	10.7	16.4	17.8	13.5	18.2
Operating leverage (teb) (%)	1.1	3.2	(0.1)	2.1	1.0
Adjusted operating leverage (teb) (%)	1.0	3.1	(0.2)	2.1	0.9
Efficiency ratio (teb) (%)	52.7	50.8	53.2	51.7	52.8
Adjusted efficiency ratio (teb) (%)	52.3	50.4	52.8	51.3	52.4
Net interest margin on average earning assets (teb) (%)	2.86	2.91	2.96	2.89	2.98
Average earning assets	372,526	356,467	337,909	364,408	334,415
Average gross loans and acceptances	381,807	366,696	345,971	374,169	341,962
Average net loans and acceptances	379,838	364,948	344,397	372,312	340,394
Average deposits	326,411	306,155	276,391	316,172	274,647

(1)	Total P&C before tax amounts of $15 million in Q2-2020, $13 million in Q1-2020 and $14 million in Q2-2019; $28 million for YTD-2020 and $29 million for YTD-2019 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $700 million, compared with $1,022 million in the prior year. Adjusted net income was $711 million, compared with $1,033 million in the prior year, and excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

19 BMO Financial Group Second Quarter Report 2020

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q2-2020	Q1-2020	Q2-2019	YTD-2020	YTD-2019

Net interest income	1,495	1,557	1,407	3,052	2,842
Non-interest revenue	465	525	506	990	1,021
Total revenue	1,960	2,082	1,913	4,042	3,863
Provision for (recovery of) credit losses on impaired loans	212	138	122	350	236
Provision for (recovery of) credit losses on performing loans	285	14	16	299	22
Total provision for credit losses	497	152	138	649	258
Non-interest expense	976	986	943	1,962	1,899
Income before income taxes	487	944	832	1,431	1,706
Provision for income taxes	126	244	216	370	442
Reported net income	361	700	616	1,061	1,264
Amortization of acquisition-related intangible assets (1)	1	-	-	1	1
Adjusted net income	362	700	616	1,062	1,265

Personal revenue	1,218	1,287	1,209	2,505	2,429
Commercial revenue	742	795	704	1,537	1,434
Net income growth (%)	(41.4)	8.0	4.6	(16.0)	2.3
Revenue growth (%)	2.4	6.8	5.0	4.6	3.9
Non-interest expense growth (%)	3.4	3.2	4.9	3.3	3.7
Adjusted non-interest expense growth (%)	3.4	3.2	4.9	3.3	3.7
Return on equity (%)	13.0	26.0	26.8	19.5	27.2
Adjusted return on equity (%)	13.0	26.0	26.8	19.5	27.2
Operating leverage (%)	(1.0)	3.6	0.1	1.3	0.2
Adjusted operating leverage (%)	(1.0)	3.6	0.1	1.3	0.2
Efficiency ratio (%)	49.8	47.3	49.3	48.5	49.2
Net interest margin on average earning assets (%)	2.58	2.68	2.62	2.63	2.62
Average earning assets	235,852	231,286	220,355	233,544	218,996
Average gross loans and acceptances	251,426	247,421	234,584	249,401	232,481
Average net loans and acceptances	250,328	246,457	233,707	248,371	231,610
Average deposits	197,122	191,462	171,151	194,261	169,625

(1)	Before tax amounts of $1 million in Q2-2020, $nil in Q1-2020 and Q2-2019; $1 million for both YTD-2020 and YTD-2019 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q2 2020 vs. Q2 2019

Canadian P&C reported net income was $361 million, compared with $616 million in the prior year, and adjusted net income was $362 million, compared with $616 million in the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Net income was lower due to higher provisions for credit losses, with higher revenue partially offset by higher expenses.

Revenue was $1,960 million, an increase of $47 million or 2% from the prior year, due to higher balances across all products, partially offset by lower non-interest revenue, mainly driven by card revenue and lower margins. Net interest margin of 2.58% decreased 4 basis points, due to the narrowing of the Prime rate to the Banker’s Acceptances rate and deposit margin compression from a lower rate environment, partially offset by deposits growing faster than loans.

Personal revenue increased $9 million or 1%, due to higher balances across all products, largely offset by lower non-interest revenue and lower margins. Commercial revenue increased $38 million or 5%, due to higher balances across all products, partially offset by lower non-interest revenue and lower margins.

Total provision for credit losses was $497 million, an increase of $359 million from the prior year. The provision for credit losses on impaired loans was $212 million, an increase of $90 million, due to higher commercial and consumer provisions. There was a $285 million provision for credit losses on performing loans in the current quarter, compared with a $16 million provision for credit losses on performing loans in the prior year.

Non-interest expense was $976 million, an increase of $33 million or 3% from the prior year, primarily due to higher technology and pension costs.

Average gross loans and acceptances increased $16.8 billion or 7% from the prior year to $251.4 billion. Total personal lending balances (excluding retail cards) increased 4%. Commercial loan balances (excluding corporate cards) increased 14%. Average deposits increased $26.0 billion or 15% to $197.1 billion. Personal deposit balances increased 12% and commercial deposit balances increased 20%.

Gross loans and acceptances as at April 30, 2020, increased $15.5 billion or 7% from the prior year to $253.0 billion, primarily driven by growth in personal loans (excluding retail cards) of 4% and growth in commercial loans (excluding corporate cards) of 13%. Deposits as at April 30, 2020, increased $33.1 billion or 19% to $206.9 billion, with growth in personal deposit balances of 13% and in commercial deposit balances of 28%, reflecting the higher amount of liquidity retained by customers, due to the impact of COVID-19.

BMO Financial Group Second Quarter Report 2020 20

Q2 2020 vs. Q1 2020

Reported net income was $361 million, compared with $700 million in the prior quarter, and adjusted net income was $362 million, compared with $700 million in the prior quarter, primarily driven by higher provisions for credit losses and lower revenue.

Revenue was $1,960 million, a decrease of $122 million or 6%, due to lower non-interest revenue, lower margins and the impact of two fewer days in the current quarter, partially offset by higher balances across most products. Net interest margin of 2.58% decreased 10 basis points from the prior quarter, primarily due to lower loan spreads, as a result of the narrowing of the Prime rate to the Banker’s Acceptances rate.

Personal revenue decreased $69 million or 5%, primarily due to lower margins, lower non-interest revenue, fewer days in the current quarter, and the impact of lower card balances, partially offset by the impact of higher other personal loan and deposit balances. Commercial revenue decreased $53 million or 7%, primarily due to lower non-interest revenue, lower margins and fewer days in the current quarter, partially offset by higher balances across most products.

Total provision for credit losses was $497 million, an increase of $345 million from the prior quarter. The provision for credit losses on impaired loans increased $74 million, due to higher commercial and consumer provisions. There was a $285 million provision for credit losses on performing loans in the current quarter, compared with a $14 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense was $976 million, a decrease of $10 million or 1% from the prior quarter.

Average gross loans and acceptances increased $4.0 billion or 2% from the prior quarter, and average deposits increased $5.7 billion or 3%.

Gross loans and acceptances as at April 30, 2020, increased $4.0 billion or 2% from the prior quarter, primarily due to growth in commercial loans (excluding corporate cards) of 5%. Deposits as at April 30, 2020, increased $14.2 billion or 7%, with growth of 5% recorded in personal deposit balances and 12% recorded in commercial balances.

Q2 YTD 2020 vs. Q2 YTD 2019

Reported net income was $1,061 million, compared with $1,264 million in the prior year, and adjusted net income of $1,062 million, compared with $1,265 million. The decrease reflects higher provisions for credit losses, with higher revenue, partially offset by expense growth.

Revenue was $4,042 million, an increase of $179 million or 5% from the prior year, due to higher balances across all products, partially offset by lower non-interest revenue and lower margins. Net interest margin of 2.63% increased 1 basis point from the prior year.

Personal revenue increased $76 million or 3%, primarily due to higher balances across all products, partially offset by lower non-interest revenue and lower margins. Commercial revenue increased $103 million or 7%, primarily due to higher balances across all products, partially offset by lower margins.

Total provision for credit losses was $649 million, an increase of $391 million from the prior year. The provision for credit losses on impaired loans increased $114 million, primarily due to higher commercial provisions. There was a $299 million provision for credit losses on performing loans in the current year, compared with a $22 million provision for credit losses on performing loans in the prior year.

Non-interest expense was $1,962 million, an increase of $63 million or 3% from the prior year, primarily due to higher technology and pension costs.

Average gross loans and acceptances increased $16.9 billion or 7% from the prior year to $249.4 billion, and average deposits increased $24.6 billion or 15% to $194.3 billion.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

21 BMO Financial Group Second Quarter Report 2020

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q2-2020	Q1-2020	Q2-2019	YTD-2020	YTD-2019

Net interest income (teb)	818	798	778	1,616	1,571
Non-interest revenue	228	232	211	460	420
Total revenue (teb)	1,046	1,030	989	2,076	1,991
Provision for (recovery of) credit losses on impaired loans	89	100	13	189	25
Provision for (recovery of) credit losses on performing loans	54	13	4	67	(3)
Total provision for credit losses	143	113	17	256	22
Non-interest expense	592	578	582	1,170	1,157
Income before income taxes	311	339	390	650	812
Provision for income taxes (teb)	65	72	85	137	175
Reported net income	246	267	305	513	637
Amortization of acquisition-related intangible assets (1)	7	8	8	15	16
Adjusted net income	253	275	313	528	653

Personal revenue	315	328	333	643	674
Commercial revenue	731	702	656	1433	1,317
Net income growth (%)	(19.4)	(19.7)	12.6	(19.6)	22.6
Adjusted net income growth (%)	(19.1)	(19.4)	11.9	(19.2)	21.7
Revenue growth (%)	5.7	2.8	5.4	4.3	6.5
Non-interest expense growth (%)	1.5	0.6	5.4	1.1	3.8
Adjusted non-interest expense growth (%)	1.7	0.7	5.7	1.2	4.1
Return on equity (%)	8.7	9.2	11.5	9.0	11.9
Adjusted return on equity (%)	9.0	9.5	11.9	9.3	12.2
Operating leverage (teb) (%)	4.2	2.2	-	3.2	2.7
Adjusted operating leverage (teb) (%)	4.0	2.1	(0.3)	3.1	2.4
Efficiency ratio (teb) (%)	56.5	56.1	58.9	56.3	58.1
Adjusted efficiency ratio (teb) (%)	55.6	55.2	57.8	55.4	57.1
Net interest margin on average earning assets (teb) (%)	3.36	3.34	3.61	3.35	3.66
Average earning assets	98,919	95,114	88,389	96,996	86,616
Average gross loans and acceptances	94,366	90,626	83,750	92,476	82,158
Average net loans and acceptances	93,736	90,030	83,225	91,862	81,635
Average deposits	93,523	87,155	79,131	90,304	78,805

(Canadian $ equivalent in millions)

Net interest income (teb)	1,129	1,051	1,035	2,180	2,094
Non-interest revenue	315	305	281	620	560
Total revenue (teb)	1,444	1,356	1,316	2,800	2,654
Provision for credit losses on impaired loans	124	132	18	256	33
Provision for (recovery of) credit losses on performing loans	75	17	5	92	(4)
Total provision for credit losses	199	149	23	348	29
Non-interest expense	817	761	775	1,578	1,542
Income before income taxes	428	446	518	874	1,083
Provision for income taxes (teb)	89	95	112	184	233
Reported net income	339	351	406	690	850
Adjusted net income	349	361	417	710	871

Net income growth (%)	(16.3)	(21.0)	16.5	(18.8)	28.7
Adjusted net income growth (%)	(16.0)	(20.7)	15.8	(18.5)	27.7
Revenue growth (%)	9.8	1.3	9.0	5.5	11.6
Non-interest expense growth (%)	5.4	(0.8)	9.0	2.3	8.8
Adjusted non-interest expense growth (%)	5.6	(0.7)	9.3	2.5	9.0
Average earning assets	136,674	125,181	117,554	130,864	115,419
Average gross loans and acceptances	130,381	119,275	111,387	124,768	109,481
Average net loans and acceptances	129,510	118,491	110,690	123,941	108,784
Average deposits	129,289	114,693	105,240	121,911	105,022

(1)	Before tax amounts of US$10 million in both Q2-2020 and Q1-2020 and US$11 million in Q2-2019; US$20 million for YTD-2020 and US$21 million for YTD-2019 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q2 2020 vs. Q2 2019

U.S. P&C reported net income was $339 million, compared with $406 million in the prior year, and adjusted net income was $349 million, compared with $417 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $246 million, compared with $305 million in the prior year, and adjusted net income was $253 million, compared with $313 million in the prior year, primarily due to higher provisions for credit losses, partially offset by higher revenue.

Revenue was $1,046 million, an increase of $57 million or 6% from the prior year, primarily due to growth in deposit and loan balances and higher fee income, partially offset by lower deposit margins. Net interest margin of 3.36% decreased 25 basis points, primarily due to lower deposit product margins, driven by the impact of a lower rate environment, as well as changes in deposit product mix, partially offset by the impact of deposits growing faster than loans.

Personal revenue decreased $18 million or 6%, largely due to lower deposit revenue. Commercial revenue increased $75 million or 11%, primarily due to higher loan and deposit balances, partially offset by lower margins on deposits.

Total provision for credit losses was $143 million, an increase of $126 million from the prior year. The provision for credit losses on impaired loans was $89 million, an increase of $76 million, primarily due to higher commercial provisions and reflecting in part, a prior year recovery. There was a $54 million provision for credit losses on performing loans in the current quarter, compared with a $4 million provision for credit losses on performing loans in the prior year.

BMO Financial Group Second Quarter Report 2020 22

Non-interest expense was $592 million, an increase of $10 million or 2% from the prior year, and adjusted non-interest expense was $582 million, an increase of $11 million or 2%, driven by increases across a number of categories.

Average gross loans and acceptances increased $10.6 billion or 13% from the prior year to $94.4 billion, driven by growth in commercial loans and personal loans of 13% and 9%, respectively. Average deposits increased $14.4 billion or 18% to $93.5 billion, with 34% growth in commercial deposit balances and 6% growth in personal deposit balances.

Gross loans and acceptances as at April 30, 2020, increased $12.6 billion or 15% from the prior year to $98.3 billion, primarily driven by growth in commercial loans of 16%, reflecting higher loan utilizations and government lending program loans of $4.2 billion, due to the impact of COVID-19, and growth in personal loans of 7%. Deposits as at April 30, 2020, increased $24.0 billion or 30% to $103.6 billion, with growth in commercial deposit balances of 58% and in personal deposit balances of 10%, reflecting the higher amount of liquidity retained by customers due to the impact of COVID-19.

Q2 2020 vs. Q1 2020

Reported net income was $339 million, compared with $351 million in the prior quarter, and adjusted net income was $349 million, compared with $361 million. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $246 million, compared with $267 million in the prior quarter, and adjusted net income was $253 million, compared with $275 million, due to higher provisions for credit losses and expenses, partially offset by higher revenue.

Revenue was $1,046 million, an increase of $16 million or 2% from the prior quarter, primarily due to growth in deposit and loan balances, partially offset by two fewer days in the current quarter. Net interest margin of 3.36% was slightly up from the prior quarter. During the current quarter, the negative impact of lower rates was more than offset by an elevated LIBOR and strong deposit growth relative to loan growth.

Personal revenue decreased $13 million or 4%, due to lower deposit revenue and fewer days in the current quarter. Commercial revenue increased $29 million or 4%, primarily due to higher deposit and loan revenue, net of fewer days in the quarter.

Total provision for credit losses was $143 million, an increase of $30 million from the prior quarter. The provision for credit losses on impaired loans decreased $11 million, primarily due to lower commercial provisions. There was a $54 million provision for credit losses on performing loans in the current quarter, compared with a $13 million provision for credit losses on performing loans in the prior quarter.

Non-interest expense was $592 million and adjusted non-interest expense was $582 million, both increasing $14 million or 2% from the prior quarter, driven by increases across a number of expense categories, none of which were significant.

Average gross loans and acceptances increased $3.7 billion or 4% from the prior quarter, primarily driven by growth in commercial loans of 5%. Average deposits increased $6.4 billion or 7%, with 15% growth in commercial deposit balances and 1% growth in personal deposit balances.

Gross loans and acceptances as at April 30, 2020, increased $7.3 billion or 8% from the prior quarter, primarily due to growth in commercial loans of 10%, reflecting government lending program loans of $4.2 billion and higher loan utilizations, due to the impact of COVID-19. Deposits as at April 30, 2020, increased $16.6 billion or 19%, with growth in commercial deposit balances of 36% and in personal deposit balances of 5%, reflecting the higher amount of liquidity retained by our customers due to the impact of COVID-19.

Q2 YTD 2020 vs. Q2 YTD 2019

Reported net income was $690 million, compared with $850 million in the prior year, and adjusted net income was $710 million, compared with $871 million. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $513 million, compared with $637 million in the prior year, and adjusted net income was $528 million, compared with $653 million, primarily due to higher provisions for credit losses, partially offset by higher revenue.

Revenue was $2,076 million, an increase of $85 million or 4% from the prior year, primarily due to growth in deposit and loan balances, as well as higher fee income, partially offset by lower deposit and loan margins. Net interest margin of 3.35% decreased 31 basis points, primarily due to lower deposit product margins, driven by the impact of the lower rate environment, changes in deposit product mix and lower loan margins, partially offset by deposits growing faster than loans.

Personal revenue decreased $31 million or 5%, due to lower deposit revenue. Commercial revenue increased $116 million or 9%, due to increased loan and deposit balances, as well as higher fee income, partially offset by lower margins on deposits and loans.

Total provision for credit losses was $256 million, an increase of $234 million from the prior year. The provision for credit losses on impaired loans increased $164 million, as a result of higher commercial and consumer provisions. In addition, the prior year benefitted from one-time recoveries on both commercial and consumer provisions. There was a $67 million provision for credit losses on performing loans in the current year, compared with a $3 million recovery in the prior year.

Non-interest expense was $1,170 million, an increase of $13 million or 1% from the prior year, and adjusted non-interest expense was $1,150 million, an increase of $14 million or 1%.

Average gross loans and acceptances increased $10.3 billion or 13% from the prior year to $92.5 billion, driven by commercial loan growth of 13% and higher personal loan volumes of 9%. Average deposits increased $11.5 billion or 15% from the prior year to $90.3 billion, with 23% growth in commercial deposit balances and 8% growth in personal deposit balances.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

23 BMO Financial Group Second Quarter Report 2020

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q2-2020	Q1-2020	Q2-2019	YTD-2020	YTD-2019

Net interest income	212	231	230	443	462
Non-interest revenue	678	1,794	1,612	2,472	3,520
Total revenue	890	2,025	1,842	2,915	3,982
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(197)	716	561	519	1,487
Revenue, net of CCPB	1,087	1,309	1,281	2,396	2,495
Provision for (recovery of) credit losses on impaired loans	3	-	(1)	3	1
Provision for (recovery of) credit losses on performing loans	3	3	1	6	1
Total provision for (recovery of) credit losses	6	3	-	9	2
Non-interest expense	888	912	882	1,800	1,778
Income before income taxes	193	394	399	587	715
Provision for income taxes	49	103	94	152	172
Reported net income	144	291	305	435	543
Amortization of acquisition-related intangible assets (1)	9	9	10	18	20
Adjusted net income	153	300	315	453	563

Traditional Wealth businesses reported net income	160	209	226	369	399
Traditional Wealth businesses adjusted net income	169	218	236	387	419
Insurance reported net income	(16)	82	79	66	144
Insurance adjusted net income	(16)	82	79	66	144
Net income growth (%)	(52.8)	22.2	3.2	(19.9)	(3.3)
Adjusted net income growth (%)	(51.5)	20.9	2.8	(19.6)	(3.3)
Revenue growth (%)	(51.8)	(5.3)	16.3	(26.8)	24.8
Revenue growth, net of CCPB (%)	(15.2)	7.9	2.4	(4.0)	(0.1)
Adjusted CCPB	(197)	716	561	519	1,487
Revenue growth, net of adjusted CCPB (%)	(15.2)	7.9	2.4	(4.0)	(0.1)
Non-interest expense growth (%)	0.7	1.8	2.4	1.2	1.2
Adjusted non-interest expense growth (%)	0.8	2.0	2.5	1.4	1.3
Return on equity (%)	8.9	18.4	19.7	13.6	17.5
Adjusted return on equity (%)	9.5	19.0	20.4	14.2	18.1
Operating leverage, net of CCPB (%)	(15.9)	6.1	-	(5.2)	(1.3)
Adjusted operating leverage, net of CCPB (%)	(16.0)	5.9	(0.1)	(5.4)	(1.4)
Reported efficiency ratio (%)	99.9	45.0	47.9	61.8	44.6
Reported efficiency ratio, net of CCPB (%)	81.8	69.7	68.9	75.2	71.3
Adjusted efficiency ratio (%)	98.6	44.5	47.2	61.0	44.0
Adjusted efficiency ratio, net of CCPB (%)	80.7	68.8	67.9	74.2	70.3
Assets under management	464,166	482,268	465,468	464,166	465,468
Assets under administration (2)	400,649	410,544	396,774	400,649	396,774
Average assets	45,175	44,219	40,402	44,692	39,559
Average gross loans and acceptances	26,564	25,433	23,039	25,992	22,660
Average net loans and acceptances	26,528	25,402	23,006	25,959	22,628
Average deposits	43,011	39,413	36,063	41,192	35,669

(1)	Before tax amounts of $11 million in both Q2-2020 and Q1-2020 and $12 million in Q2-2019; $22 million for YTD-2020 and $25 million for YTD-2019 are included in non-interest expense.
(2)	We have certain assets under management that are also administered by us and included in assets under administration.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q2 2020 vs. Q2 2019

BMO Wealth Management reported net income was $144 million, compared with $305 million in the prior year, and adjusted net income was $153 million, compared with $315 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional Wealth reported net income was $160 million, compared with $226 million in the prior year, and adjusted net income was $169 million, compared with $236 million, primarily driven by the impact of a legal provision and lower fee-based revenue, partially offset by growth in online brokerage revenue. Insurance net loss was $16 million, compared with net income of $79 million in the prior year, primarily due to the impact of unfavourable market movements in the current quarter, relative to the favourable impact of market movements in the prior year.

Revenue was $890 million, compared with $1,842 million in the prior year. Revenue, net of CCPB, was $1,087 million, compared with $1,281 million in the prior year. Revenue in Traditional Wealth was $1,074 million, a decrease of $71 million or 6%, or 7% excluding the impact of the stronger U.S. dollar, primarily due to the legal provision and lower fee-based revenue, partially offset by growth in online brokerage revenue. The benefit of continued deposit and loan growth was offset by lower spreads. Insurance revenue, net of CCPB, decreased $123 million from the prior year, primarily due to the drivers noted above.

Non-interest expense was $888 million, an increase of $6 million from the prior year, and adjusted non-interest expense was $877 million, an increase of $7 million or 1%, primarily due to higher technology-related costs.

Assets under management decreased $1.3 billion, and were relatively unchanged from the prior year, and assets under administration increased $3.9 billion or 1%, primarily driven by favourable foreign exchange and growth in client assets, partially offset by weaker equity markets. Average gross loans and average deposits increased 15% and 19%, respectively.

BMO Financial Group Second Quarter Report 2020 24

Q2 2020 vs. Q1 2020

Reported net income was $144 million, compared with $291 million in the prior quarter, and adjusted net income was $153 million, compared with $300 million. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional Wealth reported net income was $160 million, compared with $209 million in the prior quarter, and adjusted net income was $169 million, compared with $218 million, primarily due to the impact of the legal provision and lower fee-based revenue, partially offset by lower stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year. Insurance net loss was $16 million, compared with net income of $82 million in the prior quarter, primarily due to the unfavourable impact of market movements in the current quarter, relative to the favourable impact of market movements in the prior quarter, and lower underlying business results.

Revenue was $890 million, compared with $2,025 million in the prior quarter. Revenue, net of CCPB, was $1,087 million, compared with $1,309 million. Revenue in Traditional Wealth decreased $87 million or 8%, primarily due to the impact of the legal provision and lower fee-based revenue. Insurance revenue, net of CCPB, decreased $135 million, due to the drivers noted above.

Non-interest expense was $888 million, a decrease of $24 million or 3% from the prior quarter, and adjusted non-interest expense was $877 million, a decrease of $24 million or 3%, or 4% excluding the impact of the stronger U.S. dollar, primarily due to lower stock-based compensation for employees eligible to retire and lower revenue-based costs, partially offset by higher technology-related costs.

Assets under management decreased $18.1 billion or 4% from the prior quarter, and assets under administration decreased $9.9 billion or 2%, primarily driven by weaker equity markets, partially offset by favourable foreign exchange and growth in client assets. Average gross loans and average deposits increased 4% and 9%, respectively.

Q2 YTD 2020 vs. Q2 YTD 2019

Reported net income was $435 million, compared with $543 million in the prior year, and adjusted net income was $453 million, compared with $563 million. Traditional Wealth reported net income was $369 million, compared with $399 million in the prior year, and adjusted net income was $387 million, compared with $419 million. The decrease was primarily due to the legal provision in the current year, partially offset by higher fee-based revenue and growth in online brokerage revenue. Insurance net income was $66 million, compared with $144 million in the prior year, primarily due to lower underlying business results and the unfavourable impact of market movements in the current year, relative to the impact of market movements in the prior year.

Revenue was $2,915 million, compared with $3,982 million in the prior year. Revenue, net of CCPB, was $2,396 million, compared with $2,495 million. Revenue in Traditional Wealth was $2,235 million, a decrease of $12 million or 1% from the prior year, primarily due to the drivers noted above. Insurance revenue, net of CCPB, was $161 million, a decrease of $87 million from the prior year, due to the net income drivers noted above.

Non-interest expense was $1,800 million, an increase of $22 million or 1% from the prior year, and adjusted non-interest expense was $1,778 million, an increase of $25 million or 1%.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

25 BMO Financial Group Second Quarter Report 2020

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q2-2020	Q1-2020	Q2-2019	YTD-2020	YTD-2019

Net interest income (teb)	855	696	598	1,551	1,158
Non-interest revenue	196	673	638	869	1,215
Total revenue (teb)	1,051	1,369	1,236	2,420	2,373
Provision for (recovery of) credit losses on impaired loans	73	53	12	126	13
Provision for (recovery of) credit losses on performing loans	335	(3)	3	332	17
Total provision for (recovery of) credit losses	408	50	15	458	30
Non-interest expense	758	852	892	1,610	1,688
Income (loss) before income taxes	(115)	467	329	352	655
Provision for (recovery of) income taxes (teb)	(41)	111	79	70	149
Reported net income (loss)	(74)	356	250	282	506
Acquisition integration costs (1)	2	2	2	4	6
Amortization of acquisition-related intangible assets (2)	4	4	2	8	5
Adjusted net income	(68)	362	254	294	517

Global Markets revenue	564	823	720	1387	1351
Investment and Corporate Banking revenue	487	546	516	1033	1022
Net income growth (%)	(129.5)	39.1	(12.6)	(44.4)	(9.3)
Adjusted net income growth (%)	(126.5)	37.6	(11.2)	(43.2)	(7.4)
Revenue growth (%)	(14.9)	20.4	17.8	2.0	11.0
Non-interest expense growth (%)	(15.0)	7.0	31.6	(4.6)	20.2
Adjusted non-interest expense growth (%)	(15.3)	7.3	30.8	(4.7)	19.3
Return on equity (%)	(3.0)	12.9	9.3	4.8	9.2
Adjusted return on equity (%)	(2.8)	13.1	9.4	5.0	9.4
Operating leverage (teb) (%)	0.1	13.4	(13.8)	6.6	(9.2)
Adjusted operating leverage (teb) (%)	0.4	13.1	(13.0)	6.7	(8.3)
Efficiency ratio (teb) (%)	72.1	62.3	72.2	66.5	71.1
Adjusted efficiency ratio (teb) (%)	71.4	61.7	71.7	65.9	70.5
Average assets	380,856	351,330	344,723	365,931	342,594
Average gross loans and acceptances	70,871	62,286	60,515	66,531	58,478
Average net loans and acceptances	70,574	62,126	60,437	66,303	58,407

(1)

KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $3 million in both Q2-2020 and Q1-2020 and $2 million in Q2-2019; $6 million for YTD-2020 and $8 million for YTD-2019 are included in non-interest expense.

(2)	Before tax amounts of $4 million in Q2-2020, $5 million Q1-2020 and $4 million in Q2-2019; $9 million for YTD-2020 and $7 million for YTD-2019 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q2 2020 vs. Q2 2019

BMO Capital Markets reported net loss was $74 million, compared with reported net income of $250 million in the prior year, and adjusted net loss was $68 million, compared with adjusted net income of $254 million. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Higher provisions for credit losses and lower revenue in both Global Markets and Investment and Corporate Banking were partially offset by lower expenses. The higher provisions for credit losses accounted for approximately 90% of the decrease in net income.

Revenue was $1,051 million, compared with $1,236 million in the prior year, a decrease of $185 million or 15%, or 16% excluding the impact of the stronger U.S. dollar. Global Markets revenue decreased, as strong client activity across rates, foreign exchange, commodities trading, and cash equities were more than offset by negative impacts related to equity linked notes related businesses, as well as a widening of credit and funding spreads on derivative valuation adjustments. The prior year also included a benefit from a positive fair value adjustment in interest rate trading, partially offset by a negative fair value adjustment in equities trading. Investment and Corporate Banking revenue decreased, driven by markdowns on the held-for-sale loan portfolio, resulting from a widening of credit spreads, and lower underwriting and advisory fee revenue, partially offset by higher corporate banking-related revenue.

Total provision for credit losses was $408 million, an increase of $393 million from the prior year. The provision for credit losses on impaired loans was $73 million, an increase of $61 million. There was a provision for credit losses on performing loans of $335 million in the current quarter, compared with a $3 million provision for credit losses on performing loans in the prior year.

Non-interest expense was $758 million, a decrease of $134 million or 15% from the prior year and adjusted non-interest expense was $751 million, a decrease of $135 million or 15%, or 17% excluding the impact of the stronger U.S. dollar. The decrease was primarily due to the impact of a severance expense of $120 million ($90 million after tax) in the prior year and lower employee-related costs.

Average gross loans and acceptances increased $10.4 billion or 17% from the prior year to $70.9 billion, or 14% excluding the impact of the stronger U.S. dollar. Gross loans and acceptances as at April 30, 2020, increased $16.6 billion or 27% from the prior year to $77.5 billion, or 24% excluding the impact of the stronger U.S. dollar, reflecting higher loan utilizations, primarily due to the impact of COVID-19.

BMO Financial Group Second Quarter Report 2020 26

Q2 2020 vs. Q1 2020

Reported net loss was $74 million, compared with reported net income of $356 million in the prior quarter, and adjusted net loss was $68 million, compared with adjusted net income of $362 million.

Revenue was $1,051 million, a decrease of $318 million or 23% from the prior quarter, or 25% excluding the impact of the stronger U.S. dollar. Global Markets revenue decreased, as strong client activity across foreign exchange, rates, commodities trading, and cash equities were more than offset by negative impacts related to equity linked notes related businesses, as well as a widening of credit and funding spreads on derivative valuation adjustments. Investment and Corporate Banking revenue decreased, primarily due to lower underwriting and advisory fee revenue, as well as markdowns on the held-for-sale loan portfolio, partially offset by higher corporate banking-related revenue.

Total provision for credit losses was $408 million, an increase of $358 million from the prior quarter. The provision for credit losses on impaired loans increased $20 million in the current quarter. There was a provision for credit losses on performing loans of $335 million in the current quarter, compared with a $3 million net recovery of credit losses on performing loans in the prior quarter.

Non-interest expense was $758 million, a decrease of $94 million or 11% from the prior quarter, and adjusted non-interest expense decreased $93 million or 11%, or 13% excluding the impact of the stronger U.S. dollar. The decrease was primarily driven by lower employee-related costs, including the impact of lower performance-based costs and the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average gross loans and acceptances increased $8.6 billion or 14% from the prior quarter, or 10% excluding the impact of the stronger U.S. dollar.

Gross loans and acceptances as at April 30, 2020, increased $15.5 billion or 25% from the prior quarter to $77.5 billion, or 21% excluding the impact of the stronger U.S. dollar, reflecting higher loan utilizations, primarily due to the impact of COVID-19.

Q2 YTD 2020 vs. Q2 YTD 2019

Reported net income was $282 million, compared with $506 million in the prior year and adjusted net income was $294 million, compared with $517 million, primarily due to higher provisions for credit losses, partially offset by lower expenses and higher revenue.

Revenue was $2,420 million, an increase of $47 million or 2% from the prior year. Global Markets revenue increased, as strong client activity across rates, foreign exchange, commodities trading, and cash equities, as well as new equity and debt issuance revenue were partially offset by the negative impact related to equity linked notes related businesses. The prior year also included a benefit from a positive fair value adjustment in interest rate trading, partially offset by a negative fair value adjustment in equities trading. Investment and Corporate Banking revenue increased, primarily due to higher corporate banking-related revenue, offset by markdowns on the held-for-sale loan portfolio in the current year, as well as lower underwriting and advisory fee revenue.

Total provision for credit losses was $458 million, an increase of $428 million from the prior year. The provision for credit losses on impaired loans was $126 million, an increase of $113 million from the prior year. There was a $332 million provision for credit losses on performing loans in the current year, compared with a $17 million provision for credit losses on performing loans in the prior year.

Non-interest expense was $1,610 million and adjusted non-interest expense was $1,595 million, both decreasing $78 million or 5% from the prior year. The decrease was primarily driven by the impact of the severance expense in the prior year, partially offset by higher technology costs.

Average gross loans and acceptances increased $8.1 billion or 14% from the prior year to $66.5 billion, or 11% excluding the impact of the stronger U.S. dollar.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

27 BMO Financial Group Second Quarter Report 2020

Corporate Services

(Canadian $ in millions, except as noted)	Q2-2020	Q1-2020	Q2-2019	YTD-2020	YTD-2019

Net interest income before group teb offset	(95)	(69)	(57)	(164)	(104)
Group teb offset	(78)	(78)	(78)	(156)	(145)
Net interest income (teb)	(173)	(147)	(135)	(320)	(249)
Non-interest revenue	92	62	41	154	107
Total revenue (teb)	(81)	(85)	(94)	(166)	(142)
Provision for (recovery of) credit losses on impaired loans	1	1	(1)	2	(6)
Provision for (recovery of) credit losses on performing loans	7	(6)	1	1	-
Total provision for (recovery of) credit losses	8	(5)	-	3	(6)
Non-interest expense	77	158	103	235	245
Income (loss) before income taxes	(166)	(238)	(197)	(404)	(381)
Provision for (recovery of) income taxes (teb)	(85)	(132)	(117)	(217)	(225)
Reported net income (loss)	(81)	(106)	(80)	(187)	(156)
Adjusted net loss	(81)	(106)	(80)	(187)	(156)
Adjusted non-interest expense	77	158	103	235	245

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, procurement, data and analytics. T&O develops, monitors, manages and maintains governance of information technology, and also provides cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q2 2020 vs. Q2 2019

Reported and adjusted net loss for the quarter was $81 million, compared with a reported and adjusted net loss of $80 million in the prior year, relatively unchanged, with lower expenses and higher revenue largely offset by the impact of a less favourable tax rate in the current quarter.

Q2 2020 vs. Q1 2020

Reported and adjusted net loss for the quarter was $81 million, compared with a reported and adjusted net loss of $106 million in the prior quarter. Results increased, primarily due to lower expenses from the seasonality of benefits and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and higher revenue, partially offset by the impact of the less favourable tax rate in the current quarter.

Q2 YTD 2020 vs. Q2 YTD 2019

Reported and adjusted net loss was $187 million, compared with a reported and adjusted net loss of $156 million in the prior year. Results decreased, due to the impact of the less favourable tax rate in the current year, lower revenue excluding teb and higher provisions for credit losses, partially offset by lower expenses.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2020 28

Summary Quarterly Earnings Trends

(Canadian $ in millions, except as noted)	Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019	Q1-2019	Q4-2018	Q3-2018

Revenue (1)(2)	5,264	6,747	6,087	6,666	6,213	6,517	5,893	5,794
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(197)	716	335	887	561	926	390	269
Revenue, net of CCPB (1)(2)	5,461	6,031	5,752	5,779	5,652	5,591	5,503	5,525
Provision for (recovery of) credit losses on impaired loans	413	324	231	243	150	127	177	177
Provision for (recovery of) credit losses on performing loans	705	25	22	63	26	10	(2)	9
Total provision for credit losses	1,118	349	253	306	176	137	175	186
Non-interest expense (1)(2)	3,516	3,669	3,987	3,491	3,595	3,557	3,193	3,359
Income before income taxes	827	2,013	1,512	1,982	1,881	1,897	2,135	1,980
Provision for income taxes	138	421	318	425	384	387	438	443
Reported net income (see below)	689	1,592	1,194	1,557	1,497	1,510	1,697	1,537
Acquisition integration costs (3)	2	2	2	2	2	4	13	7
Amortization of acquisition-related intangible assets (4)	24	23	29	23	23	24	24	22
Restructuring costs (5)	-	-	357	-	-	-	-	-
Reinsurance adjustment (6)	-	-	25	-	-	-	-	-
Benefit from the remeasurement of an employee benefit liability (7)	-	-	-	-	-	-	(203)	-
Adjusted net income (see below)	715	1,617	1,607	1,582	1,522	1,538	1,531	1,566
Basic earnings per share ($)	1.00	2.38	1.79	2.34	2.27	2.28	2.58	2.32
Diluted earnings per share ($)	1.00	2.37	1.78	2.34	2.26	2.28	2.58	2.31
Adjusted diluted earnings per share ($)	1.04	2.41	2.43	2.38	2.30	2.32	2.32	2.36

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. For the three months ended April 30, 2020, we recognized $90 million of depreciation on the right-of-use assets recorded in non-interest expense and $13 million of interest on the lease liability recorded in interest expense. For the six months ended April 30, 2020, we recognized $179 million and $27 million, respectively. Refer to the Changes in Accounting Policies section on page 34 for further details.

(2)

Effective the first quarter of 2019, the bank adopted IFRS 15, Revenue from Contracts with Customers (IFRS 15) and elected to retrospectively present prior periods as if IFRS 15 had always been applied. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, certain out-of-pocket expenses reimbursed to BMO from customers have been reclassified from a reduction in non-interest expense to non-interest revenue.

(3)	Acquisition integration costs before tax are included in non-interest expense.
(4)	Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups.
(5)	Restructuring charges recorded in Q4-2019 of $357 million after-tax ($484 million pre-tax). Restructuring costs are included in non-interest expense in Corporate Services.
(6)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB, related to the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment is included in CCPB in BMO Wealth Management.

(7)

Q4-2018 included a benefit of $203 million after-tax ($277 million pre-tax) from the remeasurement of an employee benefit liability as a result of an amendment to our other employee future benefits plan for certain employees that was announced in the fourth quarter of 2018. This amount has been included in Corporate Services in non-interest expense.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 52 and 53 of BMO’s 2019 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the third quarter of fiscal 2018 through the second quarter of fiscal 2020.

Earnings Trends

BMO’s results in the current quarter reflect the impact of the COVID-19 pandemic, with higher provisions for credit losses and lower revenue performance in our market sensitive businesses, due to market variability. Our P&C businesses recorded revenue growth, with higher balances partially offset by the lower rate environment. Prior to the current quarter, BMO’s underlying results have generally trended upwards.

Reported results over the past eight quarters were impacted by a restructuring charge and a reinsurance adjustment, both in the fourth quarter of 2019, as well as a benefit from the remeasurement of an employee future benefit liability in the fourth quarter of 2018.

Canadian P&C has delivered positive year-over-year revenue growth, with strong loan and deposit growth, and focussed expense management. The second quarter 2020 revenue was negatively impacted by the lower rate environment. U.S. P&C delivered year-over-year revenue growth in the past eight quarters, with good growth in loan and deposit balances, as well as continued expense management. Traditional Wealth Management results have generally seen moderate increases. In the second quarter of 2020, results reflected the impact of a legal provision and weaker equity markets. Insurance results were subject to variability resulting from changes in interest rates, equity markets and reinsurance claims. Performance in BMO Capital Markets over seven of the past eight quarters generally reflected good revenue performance, due to strong U.S. segment performance and benefits from our diversified businesses. The second quarter of 2020 was negatively impacted by market conditions resulting from the COVID-19 pandemic. Results in the second quarter of 2019 included a severance expense. Corporate Services reported results can fluctuate quarter-over-quarter, in large part due to the inclusion of adjusting items, which are largely recorded in Corporate Services.

The bank’s results reflect the impact of IFRS 16, Leases (IFRS 16), which was adopted in the first quarter of 2020, and IFRS 15, Revenue from Contracts with Customers (IFRS 15), which was adopted retrospectively in the first quarter of 2019. Please refer to the Changes in Accounting Policies section on page 34 and on pages 142 to 146 of BMO’s 2019 Annual Report.

BMO’s total provision for credit losses measured as a percentage of net loans and acceptances has ranged between 13 basis points and 31 basis points between the third quarter of 2018 and first quarter of 2020, increasing to 94 basis points in the second quarter of 2020.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate; and the level of tax-exempt income from securities.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section. See also the Impact of COVID-19 and Risk Management sections.

29 BMO Financial Group Second Quarter Report 2020

Balance Sheet

Total assets were $987.1 billion as at April 30, 2020, an increase of $134.9 billion from October 31, 2019. The stronger U.S. dollar at quarter-end increased assets by $23.5 billion, excluding the impact on derivative financial assets. The following discussion excludes the impact of changes in the U.S. dollar.

Net loans increased $32.7 billion. Business and government loans increased $31.7 billion with higher balances across all operating groups and reflecting higher loan facility utilization, due to the impact of COVID-19, including government relief facilities. Consumer instalment and other personal loans increased $1.4 billion, due to growth in our P&C businesses and BMO Wealth Management. Residential mortgages increased $1.1 billion, due to growth in Canadian P&C, partially offset by lower balances in U.S. P&C.

Cash and cash equivalents and interest bearing deposits with banks increased $19.3 billion, due to higher balances held with central banks, primarily as a result of strong customer deposit growth and balance sheet management activities in Corporate Services. Securities increased $18.7 billion, primarily due to strong customer deposit growth and balance sheet management activities in Corporate Services, partially offset by lower balances in BMO Capital Markets. Securities borrowed or purchased under resale agreements increased $11.7 billion, driven by strong customer deposit growth and balance sheet management activities in Corporate Services and higher client activity in BMO Capital Markets. Customers’ liability under acceptances decreased $1.1 billion, primarily due to lower balances in BMO Capital Markets and Canadian P&C. All other assets, excluding derivative financial assets, increased $11.1 billion, primarily driven by higher cash collateral requirements on over-the-counter derivative transactions and the adoption of IFRS 16, Leases, which resulted in the recording of a right-of-use asset and lease liability on the balance sheet.

Liabilities increased $130.7 billion from October 31, 2019. The stronger U.S. dollar increased liabilities by $21.4 billion, excluding the impact on derivative financial liabilities. The following discussion excludes the impact of changes in the U.S. dollar.

Deposits increased $69.4 billion. Business and government deposits increased $43.3 billion, primarily due to growth in customer balances across the operating groups, which in part reflects the higher amount of liquidity retained by our customers due to the impact of COVID-19. Deposits by individuals increased $14.1 billion, due to growth in the P&C businesses and BMO Wealth Management. Deposits by banks increased $12.1 billion, due to participation in the Bank of Canada’s term repo facility.

Securities lent or sold under repurchase agreements increased $16.0 billion, driven by client activity in BMO Capital Markets and participation in the Bank of Canada’s term repo facility. Securities sold but not yet purchased increased $3.4 billion driven by client activity in BMO Capital Markets. Customers’ liability under acceptances decreased $1.1 billion, primarily due to lower balances in BMO Capital Markets and Canadian P&C. All other liabilities, excluding derivative financial liabilities, decreased $0.7 billion, in part due to lower secured funding, partially offset by the impact of the adoption of IFRS 16, Leases.

Derivative financial assets increased $19.0 billion and derivative financial liabilities increased $22.3 billion, including the impact of changes in the U.S. dollar, primarily due to an increase in the value of client-driven trading derivatives in BMO Capital Markets. The increase was primarily due to the strengthening of the U.S. dollar, lower interest rates, volatility in equity markets and lower oil prices.

Total equity increased $4.2 billion from October 31, 2019. Accumulated other comprehensive income increased $3.4 billion, primarily due to the impact of lower interest rates on cash flow hedges, the impact of the stronger U.S. dollar on the translation of net foreign operations and the impact of higher own credit spreads on financial liabilities designated at fair value. Retained earnings increased $0.7 billion, as a result of net income earned in the current year, partially offset by dividends and distributions on other equity instruments, as well as the impact of the adoption of IFRS 16, Leases on the opening balance.

Contractual obligations by year of maturity are outlined on page 43 of this Report to Shareholders.

Please see the Impact of COVID-19 and Risk Management sections.

BMO Financial Group Second Quarter Report 2020 30

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2019, as described in Note 27 to the audited consolidated financial statements on page 204 of BMO’s 2019 Annual Report.

Select Financial Instruments and Off-Balance Sheet Arrangements

The Financial Stability Board (FSB) issued a report in 2012, encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations. We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no material changes from the disclosure on page 66 in our 2019 Annual Report.

We also enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are credit instruments, structured entities and guarantees, which are described on page 67 of BMO’s 2019 Annual Report. We consolidate all of our structured entities, except for our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles, as well as various BMO-managed and non-managed investment funds. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2019, with the exception of our participation in certain government programs that were launched in the second quarter of 2020.

These government offered programs were launched to support businesses facing economic hardship due to the outbreak, including the Canada Emergency Business Account (CEBA) Program. Under the Program, we issue loans that are funded by the government. We assessed whether substantially all the risks and rewards of the loans were transferred to the government and determined they qualify for derecognition, therefore we do not record these loans on the Consolidated Balance Sheet.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2019 Annual Report and in the notes to our audited consolidated financial statements for the year ended October 31, 2019, and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 107 to 111 and 142 to 146 in BMO’s 2019 Annual Report, as well as the updates provided in Note 1 to the unaudited interim consolidated financial statements.

The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures. The most significant assets and liabilities for which we must make estimates include allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; and provisions. If actual results were to differ from the estimates, the impact would be recorded in future periods.

The full extent of the impact that COVID-19, including government and/or regulatory responses to the outbreak, will have on the Canadian and U.S. economies and the bank’s business is highly uncertain and difficult to predict at this time. By their very nature, the judgments and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure these judgments and estimates are well controlled, independently reviewed, and our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at April 30, 2020.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and is calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise 12 months of ECL is generally recorded. Significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the ECL models, based on the results produced by the ECL models as we deem necessary. In cases where borrowers have opted to participate in payment deferral programs we offered as a result of the COVID-19 pandemic, deferred payments are not considered to be past due and do not on their own indicate a significant increase in credit risk. For additional information, refer to pages 107 to 108 and Note 4 of our audited annual consolidated financial statements on pages 151 to 158 of BMO’s 2019 Annual Report.

31 BMO Financial Group Second Quarter Report 2020

Our total allowance for credit losses as at April 30, 2020, was $3,136 million ($2,094 million as at October 31, 2019), comprised of an allowance on performing loans of $2,398 million and an allowance on impaired loans of $738 million ($1,609 million and $485 million, respectively, as at October 31, 2019). The allowance on performing loans increased $789 million from the fourth quarter of 2019, primarily driven by macro economic factors and to a lesser extent, movements in foreign exchange rates, as well as portfolio migration and growth.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of forecast economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group, based on our outlook at the end of the quarter, in accordance with IFRS principles.

As at April 30, 2020, our base case economic forecast depicts a contracting Canadian economy, with real GDP falling 6.0% in 2020, as a result of a sharp decline in the second quarter and negative year-over-year growth in the third and fourth quarters. This is due to the severe dislocations caused by COVID-19 and, to a lesser extent, the decline in oil prices. The economy is expected to rebound 6.5% in 2021. The Canadian unemployment rate is forecasted to increase to an average of 8.5% in 2020, up from 5.7% in 2019, then improve to 7.0% in 2021. The U.S economy follows a similar trajectory with U.S real GDP forecast to decline 5.0% in 2020, before growing 6.0% in 2021. The U.S. unemployment rate is forecast to increase to 7.8% in 2020, compared with 3.7% in 2019, before falling to 6.0% in 2021. This is in contrast to our base case economic forecast as at October 31, 2019, which depicted moderate economic growth in both Canada and the United States over the projection period. If we assume a 100% base case economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $2,400 million as at April 30, 2020 ($1,325 million as at October 31, 2019), compared with the reported allowance on performing loans of $2,398 million ($1,609 million as at October 31, 2019).

As at April 30, 2020, our adverse case economic forecast also depicts a contracting Canadian economy, with real GDP declining 7.0% in 2020, and an increase of 4.9% in 2021. In our adverse case scenario, the dislocations caused by the pandemic are more significant and persist for a longer period of time, compared with our base case scenario. The Canadian unemployment rate averages 10.0% in 2020 and 9.0% in 2021. U.S real GDP declines 5.8% in 2020 and rebounds in 2021, growing by 4.9%. The U.S. unemployment rate averages 8.8% in 2020 and decreases to 6.8% in 2021. This is in contrast to the adverse scenario forecast as at October 31, 2019, which depicted a typical recession with the economy contracting 3% in the first year followed by a steady recovery through the end of the projection period. If we assume a 100% adverse economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,050 million as at April 30, 2020 ($2,800 million as at October 31, 2019), compared with the reported allowance on performing loans of $2,398 million ($1,609 million as at October 31, 2019).

The following table shows the key economic variables we used to estimate our allowance on performing loans during the forecast period. This table is typically provided on an annual basis. However, given the significant level of change in the forward-looking information since the end of 2019, the following disclosures have been provided as an update to information in BMO’s 2019 Annual Report. The values shown represent the national annual average values for calendar 2020 and calendar 2021. The base case scenario reflects our view of the most probable outcome. Although we expect an immediate sharp downturn in all three scenarios, we expect the economy to rebound beginning the second half of 2020, continuing through 2021, with support from substantial policy stimulus. Unemployment rates are higher throughout the three scenarios as a result of the initial recession, compared with October 31, 2019. While the values disclosed below are national variables, we use regional variables in our underlying models where considered appropriate. In addition, we also consider factors impacting particular industries.

	Benign scenario				Base scenario				Adverse scenario (1)
All figures are average annual values	2020		2021		2020		2021		2020		2021
	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019	April 30, 2020	October 31, 2019

Real gross domestic product (2)
Canada	(3.7)%	2.9%	8.6%	2.5%	(6.0)%	1.7%	6.5%	1.6%	(7.0)%	(2.3)%	4.9%	0.5%
United States	(2.7)%	2.4%	7.8%	2.4%	(5.0)%	1.8%	6.0%	1.9%	(5.8)%	(2.0)%	4.9%	0.6%

Corporate BBB 10-year spread
Canada	2.2%	2.0%	2.0%	2.1%	2.6%	2.3%	2.3%	2.3%	3.1%	4.5%	2.9%	4.1%
United States	2.3%	1.8%	1.9%	2.0%	2.7%	2.3%	2.4%	2.4%	3.0%	4.1%	2.9%	3.6%

Unemployment rates
Canada	7.5%	5.1%	6.0%	5.0%	8.5%	5.7%	7.0%	5.9%	10.0%	8.5%	9.0%	9.0%
United States	6.5%	3.3%	5.6%	3.2%	7.8%	3.7%	6.0%	3.8%	8.8%	6.1%	6.8%	6.8%

Housing price index (2)
Canada (3)	7.0%	3.7%	3.3%	3.7%	4.0%	2.0%	0.0%	2.5%	0.3%	(12.3)%	(4.2)%	(4.7)%
United States (4)	2.8%	4.4%	4.6%	4.2%	0.5%	3.0%	2.2%	2.7%	(0.8)%	(5.7)%	0.6%	(2.2)%

(1)

Our adverse scenario changed in Q2 2020 from the prior reporting period. In Q4 2019, the adverse scenario was reflective of a typical recession that extends for four quarters, while the adverse scenario in Q2 2020 is reflective of a more adverse outcome compared with our base case forecast.

(2)	Real gross domestic product and housing price index are year-over-year growth rates.
(3)	In Canada, we use the HPI Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.

BMO Financial Group Second Quarter Report 2020 32

Real GDP is an important determinant for many of the key economic and market variables, although the allowance is not sensitive to this variable alone. The table shows how we expect the real GDP year-over-year growth rate for the base case in Canada and the United States to trend by calendar quarter, with the immediate sharp downturn and subsequent recovery. In addition, the table includes the real GDP level, compared with the calendar quarter Q4 2019, expressed as a percentage.

Calendar quarter ended	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Real gross domestic product growth rates year-over-year
Canada	(1.4)%	(15.8)%	(4.8)%	(2.1)%	1.4%	18.4%	5.1%	2.7%
United States	(0.7)%	(13.0)%	(3.5)%	(2.8)%	0.6%	15.6%	4.6%	4.1%
Real gross domestic product level compared to calendar Q4 2019
Canada	97.4%	83.9%	95.1%	97.9%	98.8%	99.3%	99.9%	100.5%
United States	97.8%	86.1%	96.0%	97.2%	98.4%	99.5%	100.5%	101.2%

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $1,875 million ($1,050 million as at October 31, 2019), compared with the reported allowance for performing loans of $2,398 million ($1,609 million as at October 31, 2019).

Information on the Provision for Credit Losses for the three and six months ending April 30, 2020, can be found on page 12 of this MD&A.

This Allowance for Credit Losses section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section. See also the Impact of COVID-19 and Risk Management sections.

Transfer of Assets

We sell Canadian mortgage loans to third-party Canadian securitization programs, including the Insured Mortgage Purchase Program (IMPP) launched in the current quarter by the Government of Canada, as part of their response to COVID-19. We assess whether substantially all of the risks and rewards of the loans have been transferred, in order to determine if they qualify for derecognition. Since we continue to be exposed to substantially all of the risks and rewards of ownership associated with these securitized mortgages, they do not qualify for derecognition. We continue to recognize the loans and recognize the related cash proceeds as secured financing in our Consolidated Balance Sheet.

33 BMO Financial Group Second Quarter Report 2020

Changes in Accounting Policies

IFRS 16, Leases

Effective November 1, 2019, we adopted IFRS 16, Leases (IFRS 16), which provides guidance whereby lessees are required to recognize a liability for the present value of future lease payments and record a corresponding asset on the balance sheet for most leases. The impact to our Equipment Finance and Transportation Finance businesses are minimal. The most significant impact for the bank is the recording of real estate leases on the balance sheet. Previously, most of our real estate leases were classified as operating leases, whereby we recorded the lease expense over the lease term with no asset or liability recorded on the balance sheet other than related leasehold improvements. On adoption, we elected to exclude intangibles from the scope of lease accounting.

On transition, we chose to recognize the cumulative effect of adoption of IFRS 16 in opening retained earnings with no changes to prior periods.

Interbank Offered Rate (IBOR) Reform

Effective November 1, 2019, we early adopted the Phase 1 amendments to IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures. The amendments provide relief from the uncertainty arising from IBOR reform during the period prior to replacement of IBORs. The amendments modify certain hedge accounting requirements, allowing us to assume the interest rate benchmark on which the cash flows of the hedged item and the hedging instrument are based are not altered as a result of IBOR reform, thereby allowing hedge accounting to continue. They also provide an exception from the requirement to discontinue hedge accounting if a hedging relationship does not meet the effectiveness requirements as a result of IBOR reform.

Mandatory application of the amendments ends at the earlier of when the uncertainty regarding the timing and amount of interest rate benchmark-based cash flows is no longer present and the discontinuation of the hedging relationship.

Effective November 1, 2019, we also adopted IFRS Interpretations Committee Interpretation 23, Uncertainty over income tax treatments (IFRIC 23), which had no impact on our financial results upon adoption.

Note 1 to the unaudited interim consolidated financial statements provides further details on the impact of adoption of IFRIC 23 and the other new standards, including IFRS 16 and IBOR Reform.

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. Information on new standards and amendments to existing standards, which are effective for the bank in the future, can be found on page 111 and in Note 1 to the audited annual consolidated financial statements on page 146 of BMO’s 2019 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements on page 51.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 59, the Risks That May Affect Future Results section starting on page 68, the Liquidity and Funding Risk section starting on page 91, and the Legal and Regulatory Risk section starting on page 103 of BMO’s 2019 Annual Report.

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2020 34

Risk Management

Our risk management policies and processes to identify, measure, manage, monitor, mitigate and report our credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, business, strategic, environmental and social, and reputation risks, have not changed significantly from those outlined in the Enterprise-Wide Risk Management section on pages 68 to 106 of BMO’s 2019 Annual Report.

Top and Emerging Risks that May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described on pages 68 to 71 of BMO’s 2019 Annual Report. The following is an update to the 2019 Annual Report.

COVID-19 Pandemic Related Risks

The World Health Organization declared COVID-19 a global pandemic on March 11, 2020. The COVID-19 pandemic has negatively impacted the global economy and economic outlook, including with respect to the jurisdictions in which we operate, disrupted global supply chains, lowered equity market valuations, lowered interest rates, created significant volatility and disruption in financial markets, increased unemployment levels and increased credit and market risk. In addition, governments and regulatory bodies have implemented several measures, including temporary closures of a number of businesses and the institution of social distancing and sheltering in place requirements in many of the jurisdictions in which we operate. Governments, monetary authorities and regulators have also taken actions to support individuals, the economy, capital markets, and financial system, including taking fiscal and monetary measures to support incomes, businesses, liquidity, and regulatory actions in respect of financial institutions. For these reasons, the COVID-19 pandemic and, collectively its related risks, is the top risk of the bank.

BMO continues to monitor the impacts of the COVID-19 pandemic. We responded quickly to challenges, with our first priority being to ensure the safety of our employees and customers. We mobilized quickly and transitioned over 90% of our non-branch workforce to working remotely, with enhanced technology. We implemented strict safety procedures to protect those who need to access physical BMO locations, including aggressive cleaning schedules and the installation of protective barriers.

Throughout this period, we maintained full operational stability, including access to our call centres, ATMs and retail branches where approximately 80% remain open in Canada and 85% remain open in the United States via drive thru. We have also applied new ways of working with each other and for our customers, such as increased use of virtual communication tools, electronic signatures and digital processing capabilities.

We have been focused, as a priority, to helping our clients adjust to the environment. We worked closely with governments and agencies to establish and implement programs to reduce the financial hardship caused by COVID-19, including payment deferrals and lending facilities designed to help individuals and businesses to withstand stress and recover.

The pandemic has had a negative impact on the bank’s earnings in the current quarter, including increased provisions for credit losses and lower revenues in our market sensitive businesses. The pandemic has also resulted in higher gross loans and acceptances and increased risk-weighted assets. If the COVID-19 pandemic is prolonged, the negative impact on the global economy could deepen from what is now expected. It could continue to disrupt global supply chains, lower equity market valuations and interest rates, create significant volatility and disrupt financial markets, and further increase unemployment levels and business bankruptcy levels. The demand for our products and services may be significantly impacted, as could be the bank’s net interest income, due to the low interest rates. Given the impact from the pandemic, the bank would expect to recognize elevated credit losses in our loan portfolios, including in those industries directly impacted by the pandemic, including, but not limited to, oil and gas, hospitality, retail services and transportation. We would also note that the provision of various services to our customers results in BMO carrying residual market risk exposures including, but not limited to, changes in price levels, interest rates, foreign exchange rates, credit spreads, volatility, counterparty credit quality, the correlation between various markets and assets and other risks, also as outlined in the Enterprise-Wide Risk Management section on pages 68 to 106 of BMO’s 2019 Annual Report. In addition, in certain businesses including in our equity linked notes related businesses where we sell investment products that have returns tied to equity securities, we have exposure to the dividend policies of the companies that issue those underlying equity securities.

As a result of changing economic and market conditions, we may be required to recognize impairments in future periods on the securities or other assets we hold. Our business operations may also be disrupted if our key suppliers of goods and services are adversely impacted or significant portions of our workforce are unable to work effectively, including because of illness, quarantines, government actions, or other restrictions in connection with the pandemic. The pandemic may also impact our ability to access capital markets, our liquidity and capital position, or may result in downgrades in our credit ratings. The COVID-19 pandemic has resulted in an increase, and may result in further increases, in certain of the risks outlined in the Enterprise-Wide Risk Management section on pages 68 to 106 of BMO’s 2019 Annual Report, including BMO’s top and emerging, credit and counterparty, market, insurance, liquidity and funding, operational, including anti-money laundering, technology and cyber-related, legal and regulatory, business, strategic, environmental and social, and reputation risk. We may also face increased risk of litigation and governmental and regulatory scrutiny, as a result of the effects of the COVID-19 pandemic on market and economic conditions and actions governmental authorities take in response to those conditions.

35 BMO Financial Group Second Quarter Report 2020

The extent to which the COVID-19 pandemic impacts our business, results of operations, reputation and financial condition, including our regulatory capital and liquidity ratios, and credit ratings, as well as its impact on our customers, competitors and trading exposure, including the potential from loss from higher credit, counterparty or mark-to-market losses, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental and regulatory authorities, which could vary by country, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact our ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives.

Further discussion of the pandemic can be found in the Impact of COVID-19 section on page 8.

Oil and Gas Industry Outlook

Our oil and gas industry outlook has been impacted by oil prices that have decreased significantly in the current quarter, as a result of geopolitical events and lower demand due to the COVID-19 pandemic. Our exposure in this sector is modest relative to our total loan portfolio, with oil and gas gross loans and acceptances of $15 billion, representing 3% of total loans. We continue to closely monitor all segments in this industry.

Market Risk

BMO’s market risk management practices and key measures are outlined on pages 86 to 90 of BMO’s 2019 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages between Balance Sheet Items and Market Risk Disclosures

	As at April 30, 2020				As at October 31, 2019

	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	71,593	-	71,593	-	48,803	-	48,803	-	Interest rate
Interest bearing deposits with banks	7,687	113	7,574	-	7,987	242	7,745	-	Interest rate
Securities	213,907	83,238	130,669	-	189,438	85,739	103,699	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	119,058	-	119,058	-	104,004	-	104,004	-	Interest rate
Loans (net of allowance for credit losses)	468,943	-	468,943	-	426,094	-	426,094	-	Interest rate, foreign exchange
Derivative instruments	41,150	35,713	5,437	-	22,144	19,508	2,636	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	22,473	-	22,473	-	23,593	-	23,593	-	Interest rate
Other assets (3)	42,255	2,479	21,964	17,812	30,132	1,719	13,698	14,715	Interest rate
Total Assets	987,066	121,543	847,711	17,812	852,195	107,208	730,272	14,715

Liabilities Subject to Market Risk
Deposits	653,710	16,317	637,393	-	568,143	15,829	552,314	-	Interest rate, foreign exchange
Derivative instruments	45,909	39,331	6,578	-	23,598	20,094	3,504	-	Interest rate, foreign exchange
Acceptances	22,473	-	22,473	-	23,593	-	23,593	-	Interest rate
Securities sold but not yet purchased	30,212	30,212	-	-	26,253	26,253	-	-
Securities lent or sold under repurchase agreements	105,943	-	105,943	-	86,656	-	86,656	-	Interest rate
Other liabilities (3)	66,242	-	66,089	153	65,881	-	65,766	115	Interest rate
Subordinated debt	7,344	-	7,344	-	6,995	-	6,995	-	Interest rate
Total Liabilities	931,833	85,860	845,820	153	801,119	62,176	738,828	115

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet and insurance risk management framework.
(3)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16). As at April 30, 2020, we recognized a total right-of-use asset in other assets of $1,976 million, with a corresponding lease liability of $2,158 million in other liabilities. Refer to the Changes in Accounting Policies section on page 34 for further details.

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group Second Quarter Report 2020 36

Trading and Underwriting Market Risk

Average Total Trading Value at Risk (VaR) and Average Total Trading Stressed VaR (SVaR) increased from the prior quarter as the COVID-19 crisis led to sharply higher market volatility and challenging market conditions, driving changes in risk levels. The impact was most pronounced on the equity VaR, and there was also a significant impact on interest rate VaR and debt specific risk. The extreme market volatility peaked in March 2020, though higher volatility persisted through the end of the quarter.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)(3)

	For the quarter ended April 30, 2020				January 31, 2020	April 30, 2019

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average

Commodity VaR	2.2	1.7	3.3	0.9	0.9	1.5
Equity VaR	20.7	17.5	37.2	5.9	5.6	5.2
Foreign exchange VaR	3.7	3.2	5.6	0.8	1.9	0.5
Interest rate VaR (4)	23.5	16.4	31.1	6.8	7.9	8.2
Debt-specific risk	6.2	2.5	6.4	1.7	2.5	2.6
Diversification	(14.6)	(12.1)	nm	nm	(8.1)	(9.0)

Total Trading VaR	41.7	29.2	53.4	9.9	10.7	9.0

Total Trading SVaR	63.8	62.7	87.1	44.8	49.8	32.3

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.
(3)

In Q1-2020, a new measurement approach was used for VaR and SVaR, which split the previously reported credit VaR into interest rate VaR for general credit spread risk and for debt-specific risk. Results in prior quarters have been provided for comparability. In addition, the Total Trading VaR and SVaR no longer recognize diversification benefits from debt-specific risk.

(4)	Interest rate VaR includes general credit spread risk.

  nm - not meaningful

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates decreased relative to January 31, 2020, primarily due to modelled deposit pricing being less rate-sensitive at lower interest rate levels following the decrease in market rates during the second quarter of 2020. Structural economic value benefit to falling interest rates decreased relative to January 31, 2020, due to the reduced extent to which interest rates can now fall. The structural earnings benefit to rising interest rates primarily reflects the benefit of widening deposit margins as interest rates rise, and increased relative to January 31, 2020, primarily due to a higher modelled benefit to subsequent interest rate increases over the next 12 months, following the decrease in market rates during the second quarter. Structural earnings exposure to falling interest rates increased relative to January 31, 2020, primarily due to the decreased extent to which certain deposit can reprice lower following the decrease in market rates in the quarter. The earnings benefit to rising rates and earnings exposure to falling rates were impacted by customer deposit growth in the current quarter. A portion of this growth is likely temporary in nature, which could lead to lower actual earnings benefit if rates rise, and lower actual earnings exposure if rates fall.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1)(2)(3)

	Economic value sensitivity			Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)	April 30, 2020	January 31, 2020	April 30, 2019	April 30, 2020	January 31, 2020	April 30, 2019
100 basis point increase	(908.7)	(974.3)	(995.3)	180.6	1.7	58.4
25/100 basis point decrease	114.9	274.3	131.2	(72.1)	(21.9)	(130.2)

(1)	Losses are in parentheses and benefits are presented as positive numbers.
(2)

As a result of the low interest rate environment, economic value sensitivity and earning sensitivity to declining interest rates as at April 30, 2020, are measured using a 25 basis point decline, while prior periods reflect a 100 basis point decline.

(3)

Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at April 30, 2020, would result in an increase in earnings before tax of $42 million ($30 million as at January 31, 2020 and $27 million as at October 31, 2019). A 25 basis point decrease in interest rates as at April 30, 2020, would result in a decrease in earnings before tax of $11 million ($29 million as at January 31, 2020 and $25 million as at October 31, 2019 under a 100 basis point decrease). On an unhedged basis, a 10% decrease in equity market values as at April 30, 2020, would result in a decrease in earnings before tax of $56 million ($59 million as at January 31, 2020 and $57 million as at October 31, 2019). A 10% increase in equity market values as at April 30, 2020, would result in an increase in earnings before tax of $57 million ($58 million as at January 31, 2020 and $54 million as at October 31, 2019). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings, and did so during the 2020 fiscal year. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of our policy benefit liabilities is reflected in other liabilities on the Consolidated Balance Sheet. The impact of insurance market risk is not reflected in the table above.

37 BMO Financial Group Second Quarter Report 2020

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. This framework enabled BMO to effectively manage the liquidity and funding impacts of the COVID-19 pandemic that began in the second quarter of 2020.

BMO had a strong liquidity position at the end of the first quarter and took action early and throughout the disruption to further strengthen the bank’s liquidity position. The bank accessed the wholesale term markets to raise long-term funding and increased liquid assets, including central bank cash deposits and sovereign bonds, to meet potential future funding needs. BMO also had strong customer deposit flows during the quarter. In addition, given market disruption and volatility, central banks around the world announced a number of programs that were targeted to support the financial and funding markets and the provision of funding to customers affected by the pandemic. BMO used these programs in a manner consistent with other banks, given market disruptions. These programs are targeted to be available as necessary and in some cases for an extended period of time. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR), improved in the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $289.2 billion as at April 30, 2020, compared with $254.2 billion as at January 31, 2020. The increase in unencumbered liquid assets was primarily due to higher cash and securities balances resulting from the impact of the weaker Canadian dollar on U.S. dollar-denominated assets and actions taken to maintain a strong liquidity position in the current market environment. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table on page 39.

Liquid Assets

	As at April 30, 2020					As at January 31, 2020
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)

Cash and cash equivalents	71,593	-	71,593	69	71,524	43,510
Deposits with other banks	7,687	-	7,687	-	7,687	7,148
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	113,525	114,938	228,463	121,290	107,173	92,640
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	47,901	9,247	57,148	26,561	30,587	22,594
Corporate & other debt	21,341	16,010	37,351	7,511	29,840	31,810
Corporate equity	31,141	46,059	77,200	55,956	21,244	35,265
Total securities and securities borrowed or purchased under resale agreements	213,908	186,254	400,162	211,318	188,844	182,309
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	25,186	-	25,186	4,055	21,131	21,252
Total liquid assets	318,374	186,254	504,628	215,442	289,186	254,219
Other eligible assets at central banks (not included above) (4)	109,459	-	109,459	5,319	104,140	69,601
Total liquid assets and other sources	427,833	186,254	614,087	220,761	393,326	323,820

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Authority (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(4)

Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

BMO Financial Group Second Quarter Report 2020 38

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2020	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	79,280	-	69	-	79,211
Securities (5)	425,348	181,637	33,736	12,363	197,612
Loans and acceptances	443,757	75,053	5,319	259,245	104,140
Other assets
Derivative instruments	41,150	-	-	41,150	-
Customers’ liability under acceptances	22,473	-	-	22,473	-
Premises and equipment	3,973	-	-	3,973	-
Goodwill	6,785	-	-	6,785	-
Intangible assets	2,526	-	-	2,526	-
Current tax assets	1,898	-	-	1,898	-
Deferred tax assets	1,391	-	-	1,391	-
Other assets	25,682	10,943	-	14,739	-
Total other assets	105,878	10,943	-	94,935	-
Total assets	1,054,263	267,633	39,124	366,543	380,963

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at January 31, 2020	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	52,890	-	2,232	-	50,658
Securities (5)	408,187	172,476	32,150	12,759	190,802
Loans and acceptances	405,347	64,120	809	270,817	69,601
Other assets
Derivative instruments	22,035	-	-	22,035	-
Customers’ liability under acceptances	24,362	-	-	24,362	-
Premises and equipment	3,957	-	-	3,957	-
Goodwill	6,396	-	-	6,396	-
Intangible assets	2,430	-	-	2,430	-
Current tax assets	1,705	-	-	1,705	-
Deferred tax assets	1,562	-	-	1,562	-
Other assets	16,668	3,963	-	12,705	-
Total other assets	79,115	3,963	-	75,152	-
Total assets	945,539	240,559	35,191	358,728	311,061

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $12.4 billion as at April 30, 2020, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, such as incremental securitization, covered bond issuances and FHLB advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

39 BMO Financial Group Second Quarter Report 2020

BMO’s LCR is summarized in the following table. The average daily LCR for the quarter ended April 30, 2020 was 147%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR increased from 135% in the prior quarter, primarily due to an increase in HQLA. HQLA increased primarily due to the impact of a weaker Canadian dollar on U.S. dollar-denominated assets, strong customer deposit flows, and liquidity management activities. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during such a period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. OSFI-prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. above 100%, because of limitations on the transfer of liquidity between BMO Financial Corp. and the parent bank. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 38.

Additional information on Liquidity and Funding Risk governance can be found on page 91 of BMO’s 2019 Annual Report. Please also see the Impact of COVID-19 and Risk Management sections.

Liquidity Coverage Ratio

	For the quarter ended April 30, 2020
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1)(2)	Total weighted value (average) (2)(3)

High-Quality Liquid Assets

Total high-quality liquid assets (HQLA)	*	187.5

Cash Outflows

Retail deposits and deposits from small business customers, of which:	211.9	14.9
Stable deposits	100.7	3.0
Less stable deposits	111.2	11.9
Unsecured wholesale funding, of which:	191.0	99.1
Operational deposits (all counterparties) and deposits in networks of cooperative banks	83.7	20.9
Non-operational deposits (all counterparties)	76.1	47.0
Unsecured debt	31.2	31.2
Secured wholesale funding	*	20.9
Additional requirements, of which:	164.4	33.1
Outflows related to derivatives exposures and other collateral requirements	13.4	4.6
Outflows related to loss of funding on debt products	2.3	2.3
Credit and liquidity facilities	148.7	26.2
Other contractual funding obligations	0.7	-
Other contingent funding obligations	406.6	7.5
Total cash outflows	*	175.5

Cash Inflows

Secured lending (e.g. reverse repos)	160.0	33.5

Inflows from fully performing exposures	10.1	5.3
Other cash inflows	8.8	8.8
Total cash inflows	178.9	47.6

		Total adjusted value (4)
Total HQLA		187.5
Total net cash outflows		127.9
Liquidity Coverage Ratio (%) (2)		147

For the quarter ended January 31, 2020		Total adjusted value (4)
Total HQLA		171.0
Total net cash outflows		127.3
Liquidity Coverage Ratio (%)		135

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 62 business days in the second quarter of 2020.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

BMO Financial Group Second Quarter Report 2020 40

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $449.1 billion at April 30, 2020, increasing from $387.1 billion as at January 31, 2020. Both commercial and retail deposits grew significantly, as customers preserved liquidity to meet potential funding needs in the current environment. The stronger U.S. dollar also contributed to growth. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $24.0 billion as at April 30, 2020, a decrease from $29.7 billion as at January 31, 2020.

Total wholesale funding outstanding, which largely consists of negotiable marketable securities, was $206.1 billion as at April 30, 2020, with $65.3 billion sourced as secured funding and $140.8 billion as unsecured funding. Wholesale funding outstanding increased from $201.4 billion as at January 31, 2020, primarily due to the impact of the weaker Canadian dollar on U.S. dollar-denominated funding, partially offset by wholesale funding maturities. BMO issued long-term unsecured and secured debt in the quarter to meet funding needs and strengthen liquidity. The increase in long-term funding outstanding in the quarter was largely offset by lower money market funding. In addition, BMO raised deposits and secured funding under term repurchase agreements, primarily through the Bank of Canada’s term repo facility, in-line with other banks. Outstanding borrowings under other central bank programs were not significant as of the end of the second quarter of 2020 and have since largely been repaid. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found on page 43. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $289.2 billion as at April 30, 2020, that can be monetized to meet potential funding requirements, as described on page 38.

In April 2018, the Government of Canada published the final regulations on Canada’s Bank Recapitalization (Bail-In) Regime, which became effective on September 23, 2018. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions. BMO is required to meet minimum Total Loss Absorbing Capacity (TLAC) ratio requirements by November 1, 2021. The bank continues to be well-positioned to meet TLAC requirements when they come into force. For more information on Canada’s Bail-In Regime and TLAC requirements, please see Regulatory Developments under Capital Management on page 15.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance (TF) loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the Balance Sheet and Capital Management Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at April 30, 2020								As at January 31, 2020
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	2,595	111	361	307	3,374	-	7	3,381	7,466
Certificates of deposit and commercial paper	7,057	11,045	22,318	15,842	56,262	-	-	56,262	60,556
Bearer deposit notes	118	-	533	15	666	-	-	666	320
Asset-backed commercial paper (ABCP)	731	1,520	1,499	-	3,750	-	-	3,750	3,356
Senior unsecured medium-term notes	-	8,981	2,101	7,141	18,223	16,910	33,905	69,038	63,862
Senior unsecured structured notes (2)	-	-	13	-	13	22	3,903	3,938	3,430
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	369	863	981	2,213	4,125	13,568	19,906	19,564
Covered bonds	-	1,403	2,288	2,288	5,979	4,525	17,859	28,363	23,387
Other asset-backed securitizations (3)	-	-	35	150	185	2,825	4,857	7,867	7,008
Subordinated debt	-	-	-	-	-	-	7,526	7,526	7,290
Other (4)	-	3,866	-	-	3,866	-	1,557	5,423	5,129
Total	10,501	27,295	30,011	26,724	94,531	28,407	83,182	206,120	201,368
Of which:
Secured	731	7,158	4,685	3,419	15,993	11,475	37,841	65,309	58,444
Unsecured	9,770	20,137	25,326	23,305	78,538	16,932	45,341	140,811	142,924
Total (5)	10,501	27,295	30,011	26,724	94,531	28,407	83,182	206,120	201,368

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes deposits and covered bonds issued to access central bank programs, repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table on page 43, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)	Refers to FHLB advances.
(5)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $53.1 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $153.0 billion as at April 30, 2020.

41 BMO Financial Group Second Quarter Report 2020

Regulatory Developments

During the current quarter, the Bank of Canada finalized its Standing Term Liquidity Facility (STLF). The STLF is intended to provide confidence that an eligible financial institution facing temporary liquidity stress will have access to central bank liquidity on terms that are known in advance. An institution is eligible to draw on the facility, if the Bank of Canada has no concerns about its financial soundness. STLF advances are at the discretion of the Bank of Canada. BMO, along with a number of other Canadian financial institutions, took a modest advance under the program in April 2020, to demonstrate its capabilities. BMO’s borrowing was repaid before the end of the second quarter of 2020.

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of a bank’s assets. OSFI finalized the domestic implementation of the NSFR in the second quarter of 2019. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%, effective January 1, 2020, and to publicly disclose their NSFR, effective for the quarter ending January 31, 2021. BMO’s NSFR exceeds the regulatory minimum as at April 30, 2020. In addition, OSFI made changes to the LCR and other liquidity metrics under the Liquidity Adequacy Requirements Guideline and B-6 Guideline, effective January 1, 2020. There was no material impact on our liquidity and funding management approach as a result of these changes.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 starting on page 162 of BMO’s 2019 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Moody’s, Standard & Poor’s (S&P) and DBRS have a stable outlook on BMO.

On April 3, 2020, Fitch revised the rating outlook on BMO and other Canadian banks to Negative from Stable, due to the disruption of economic activity and financial markets caused by the worldwide coronavirus pandemic. To reflect changes to its rating criteria Fitch downgraded BMO’s subordinated debt rating to ‘A’ from ‘A+’.

As at April 30, 2020

Rating agency	Short-term debt	Senior debt (1)	Long-term deposits/ Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Negative
DBRS	R-1 (high)	AA (low)	AA	A(low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at April 30, 2020, we would be required to provide additional collateral to counterparties totalling $256 million, $659 million and $1,012 million under a one-notch, two-notch and three-notch downgrade, respectively.

BMO Financial Group Second Quarter Report 2020 42

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, both under normal market conditions and under a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									April 30, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments Assets
Cash and Cash Equivalents	70,566	-	-	-	-	-	-	-	1,027	71,593
Interest Bearing Deposits with Banks	3,976	1,646	584	879	602	-	-	-	-	7,687
Securities	3,407	5,861	7,601	7,421	8,329	21,049	47,300	82,934	30,006	213,908
Securities Borrowed or Purchased under Resale Agreements	71,901	37,274	6,928	1,845	767	343	-	-	-	119,058
Loans
Residential mortgages	2,718	3,806	6,602	5,027	4,724	18,920	74,033	9,704	-	125,534
Consumer instalment and other personal	745	1,000	1,540	1,419	1,436	5,957	23,174	11,528	23,019	69,818
Credit cards	-	-	-	-	-	-	-	-	7,672	7,672
Business and government	17,255	10,181	9,062	7,919	9,165	33,576	103,488	21,897	56,152	268,695
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,776)	(2,776)
Total Loans, net of allowance	20,718	14,987	17,204	14,365	15,325	58,453	200,695	43,129	84,067	468,943
Other Assets
Derivative instruments	3,345	3,033	2,242	2,814	1,786	4,284	11,094	12,552	-	41,150
Customers’ liability under acceptances	19,404	2,700	369	-	-	-	-	-	-	22,473
Other	1,990	638	242	36	26	26	4	4,723	34,570	42,255
Total Other Assets	24,739	6,371	2,853	2,850	1,812	4,310	11,098	17,275	34,570	105,878
Total Assets	195,307	66,139	35,170	27,360	26,835	84,155	259,093	143,338	149,670	987,067

(Canadian $ in millions)									April 30, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	6,354	4,892	4,958	1,395	12,984	-	112	200	5,993	36,888
Business and government	20,199	30,678	33,095	13,930	19,372	23,233	52,821	11,620	192,402	397,350
Individuals	4,837	12,670	16,936	14,721	11,671	7,659	13,235	1,631	136,112	219,472
Total Deposits	31,390	48,240	54,989	30,046	44,027	30,892	66,168	13,451	334,507	653,710
Other Liabilities
Derivative instruments	2,895	4,643	2,834	4,902	1,912	5,771	12,227	10,725	-	45,909
Acceptances	19,404	2,700	369	-	-	-	-	-	-	22,473
Securities sold but not yet purchased	30,212	-	-	-	-	-	-	-	-	30,212
Securities lent or sold under repurchase agreements	76,132	13,391	3,743	5,517	6,703	457	-	-	-	105,943
Securitization and structured entities’ liabilities	20	1,192	959	1,525	467	7,496	13,431	2,798	-	27,888
Other	9,591	4,218	106	450	156	702	2,820	3,189	17,122	38,354
Total Other Liabilities	138,254	26,144	8,011	12,394	9,238	14,426	28,478	16,712	17,122	270,779
Subordinated Debt	-	-	-	-	-	-	-	7,344	-	7,344
Total Equity	-	-	-	-	-	-	-	-	55,234	55,234
Total Liabilities and Equity	169,644	74,384	63,000	42,440	53,265	45,318	94,646	37,507	406,863	987,067
(1) Deposits payable on demand and payable after notice have been included under no maturity.
(Canadian $ in millions)									April 30, 2020
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,246	6,022	7,587	5,275	15,239	23,588	94,493	4,140	-	157,590
Backstop liquidity facilities	-	-	-	-	-	5,589	-	-	-	5,589
Leases	-	2	7	10	13	53	208	1,018	-	1,311
Securities lending	4,589	-	-	-	-	-	-	-	-	4,589
Purchase obligations	47	94	142	34	26	123	200	45	-	711

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

43 BMO Financial Group Second Quarter Report 2020

(Canadian $ in millions)									October 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments Assets
Cash and Cash Equivalents	47,844	-	-	-	-	-	-	-	959	48,803
Interest Bearing Deposits with Banks	4,088	1,893	1,081	714	211	-	-	-	-	7,987
Securities	2,680	3,420	2,797	3,508	4,670	15,001	46,687	66,005	44,670	189,438
Securities Borrowed or Purchased under Resale Agreements	75,936	21,562	4,819	859	518	-	310	-	-	104,004
Loans
Residential mortgages	1,691	2,059	5,285	6,818	7,138	22,309	68,143	10,297	-	123,740
Consumer instalment and other personal	645	519	991	1,272	1,502	4,823	22,391	11,947	23,646	67,736
Credit cards	-	-	-	-	-	-	-	-	8,859	8,859
Business and government	12,490	7,072	6,168	7,760	6,547	24,687	87,486	20,331	55,068	227,609
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,850)	(1,850)
Total Loans, net of allowance	14,826	9,650	12,444	15,850	15,187	51,819	178,020	42,575	85,723	426,094
Other Assets
Derivative instruments	1,209	1,867	877	830	911	2,375	5,095	8,980	-	22,144
Customers’ liability under acceptances	20,694	2,562	173	159	5	-	-	-	-	23,593
Other	1,951	593	245	12	5	7	5	4,475	22,839	30,132
Total Other Assets	23,854	5,022	1,295	1,001	921	2,382	5,100	13,455	22,839	75,869
Total Assets	169,228	41,547	22,436	21,932	21,507	69,202	230,117	122,035	154,191	852,195

(Canadian $ in millions)									October 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (1)
Banks	12,177	4,187	1,215	319	1,174	-	-	201	4,543	23,816
Business and government	21,088	28,511	21,209	22,334	18,023	22,983	49,292	11,759	147,958	343,157
Individuals	3,607	8,932	12,080	13,390	15,706	11,418	13,257	2,031	120,749	201,170
Total Deposits	36,872	41,630	34,504	36,043	34,903	34,401	62,549	13,991	273,250	568,143
Other Liabilities
Derivative instruments	1,329	2,574	1,240	970	1,032	2,985	6,798	6,670	-	23,598
Acceptances	20,694	2,562	173	159	5	-	-	-	-	23,593
Securities sold but not yet purchased	26,253	-	-	-	-	-	-	-	-	26,253
Securities lent or sold under repurchase agreements	83,681	1,459	760	450	-	-	306	-	-	86,656
Securitization and structured entities’ liabilities	1	1,655	1,340	1,033	1,038	5,350	13,779	2,963	-	27,159
Other	12,325	3,188	33	29	74	537	3,596	2,406	16,534	38,722
Total Other Liabilities	144,283	11,438	3,546	2,641	2,149	8,872	24,479	12,039	16,534	225,981
Subordinated Debt	-	-	-	-	-	-	-	6,995	-	6,995
Total Equity	-	-	-	-	-	-	-	-	51,076	51,076
Total Liabilities and Equity	181,155	53,068	38,050	38,684	37,052	43,273	87,028	33,025	340,860	852,195

(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)									October 31, 2019
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,868	3,777	5,698	8,832	12,511	21,574	102,113	5,643	-	162,016
Backstop liquidity facilities	-	-	-	-	-	-	5,550	-	-	5,550
Leases	32	66	98	97	96	361	931	2,119	-	3,800
Securities lending	4,102	-	-	-	-	-	-	-	-	4,102
Purchase obligations	53	98	138	133	137	111	187	69	-	926

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group Second Quarter Report 2020 44

European Exposures

BMO’s European exposures were disclosed and discussed on pages 83 and 84 of BMO’s 2019 Annual Report. Our exposure to European countries, as at April 30, 2020, is set out in the tables that follow. Our net portfolio exposures are summarized in the below tables for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1)

(Canadian $ in millions)
As at April 30, 2020
	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (7)	351	-	-	-	-	1	195	-	196	547
Italy	15	-	-	-	-	3	-	-	3	18
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	194	61	-	-	61	-	-	11	11	266
Total – GIIPS	560	61	-	-	61	4	195	11	210	831

Eurozone (excluding GIIPS)
France	235	29	-	86	115	253	6	4	263	613
Germany	428	579	48	521	1,148	101	6	23	130	1,706
Luxembourg	416	-	-	-	-	-	18	-	18	434
Netherlands	402	488	-	-	488	23	167	-	190	1,080
Other (8)	12	-	2	218	220	1	1	11	13	245
Total – Eurozone (excluding GIIPS)	1,493	1,096	50	825	1,971	378	198	38	614	4,078

Rest of Europe
Norway	656	200	-	-	200	4	15	3	22	878
Sweden	42	305	10	350	665	4	1	-	5	712
United Kingdom	2,332	41	636	8,664	9,341	368	251	804	1,423	13,096
Other (8)	237	159	-	-	159	94	8	-	102	498
Total – Rest of Europe	3,267	705	646	9,014	10,365	470	275	807	1,552	15,184
Total – All of Europe (9)	5,320	1,862	696	9,839	12,397	852	668	856	2,376	20,093

As at January 31, 2020
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Total – GIIPS	555	-	-	-	-	2	287	1	290	845
Total – Eurozone (excluding GIIPS)	1,226	1,355	48	1,068	2,471	147	225	11	383	4,080
Total – Rest of Europe	2,836	659	468	8,420	9,547	246	225	21	492	12,875
Total – All of Europe (9)	4,617	2,014	516	9,488	12,018	395	737	33	1,165	17,800

  Refer to footnotes in the following table.

European Lending Exposure by Country and Counterparty (1)

	Lending (2)
(Canadian $ in millions)	Funded lending as at April 30, 2020			As at April 30, 2020		As at January 31, 2020
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded

GIIPS
Greece	-	-	-	-	-	-	-
Ireland (7)	2	349	-	364	351	386	377
Italy	15	-	-	15	15	14	14
Portugal	-	-	-	-	-	-	-
Spain	152	42	-	249	194	238	164
Total – GIIPS	169	391	-	628	560	638	555

Eurozone (excluding GIIPS)
France	169	66	-	376	235	365	225
Germany	237	191	-	634	428	591	386
Luxembourg	97	211	108	610	416	425	249
Netherlands	62	340	-	447	402	380	357
Other (8)	12	-	-	12	12	9	9
Total – Eurozone (excluding GIIPS)	577	808	108	2,079	1,493	1,770	1,226

Rest of Europe
Norway	31	625	-	1,218	656	1,171	591
Sweden	8	34	-	90	42	72	-
United Kingdom	6	2,326	-	3,525	2,332	3,212	2,049
Other (8)	12	225	-	347	237	398	196
Total – Rest of Europe	57	3,210	-	5,180	3,267	4,853	2,836
Total – All of Europe (9)	803	4,409	108	7,887	5,320	7,261	4,617

(1)

BMO has the following indirect exposures to Europe as at April 30, 2020: Collateral of €1.0 billion to support trading activity in securities (€87 million from GIIPS) and €76 million of cash collateral held; and, guarantees of $11.7 billion ($244 million to GIIPS).

(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $139 million, with no net single-name* CDS exposure to GIIPS countries as at April 30, 2020 (*includes a net position of $101 million (bought protection) on a CDS Index, of which 15% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($38 billion for Europe as at April 30, 2020).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $43 million as at April 30, 2020.
(8)	Other Eurozone exposure includes 5 countries with less than $300 million net exposure. Other European exposure is distributed across 4 countries.
(9)	Of our total net direct exposure to Europe, approximately 96% was to counterparties in countries with a rating of Aa2/AA from at least one of Moody’s or S&P.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

45 BMO Financial Group Second Quarter Report 2020

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2019 annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 27, 2020, at 7:15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 3639556#. A replay of the conference call can be accessed until Thursday, June 25 2020, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4025448#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Jill Homenuk, Head, Investor, Media & Government Relations, jill.homenuk@bmo.com, 416-867-4770

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

February 2020: $100.71

March 2020: $66.70

April 2020: $71.80

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2019 Annual MD&A, audited annual consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2019 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

BMO Financial Group Second Quarter Report 2020 71